EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

META FINANCIAL GROUP, INC.,

METABANK,

AND

SPECIALTY CONSUMER SERVICES LP

Dated as of November 9, 2016

TABLE OF CONTENTS

		Tab

ARTICLE 1 DEFINITIONS		1

ARTICLE 2 PURCHASE AND SALE		13
2.1	The Acquisition	13
2.2	Consideration for the Acquisition	17
2.3	Purchase Price Adjustments	18
2.4	Earnout Payment	20
2.5	Allocation	20
2.6	Closing	21
2.7	Withholding	21

ARTICLE 3 THE ESCROW		21
3.1	Escrow Agreement	21
3.2	Escrow Amount; Indemnification Shares	21
3.3	Distribution of the Escrow	22

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER		22
4.1	Incorporation and Company Power	22
4.2	Required Action	22
4.3	Authorized Execution	23
4.4	Noncontravention; Required Filings	23
4.5	Financial Statements	23
4.6	Material Liabilities	24
4.7	Absence of Certain Changes	24
4.8	Tax Matters	25
4.9	Contracts	26
4.10	Litigation	29
4.11	Advisor Fees	29
4.12	Capitalization; Equity Ownership; Subsidiaries	29
4.13	Title to Assets; Encumbrances	29
4.14	Labor Matters	30
4.15	Environmental Laws	30
4.16	Leased Real Properties	31
4.17	Permits	31
4.18	Compliance with Laws	32
4.19	Agreements with Governmental Bodies	32
4.20	Employee Benefit Plans	32
4.21	Insurance	34
4.22	Prohibited Payments	34
4.23	Intellectual Property and Information Technology.	35
4.24	Conflicts of Interest.	36
4.25	Books and Records	37
4.26	Investment Representations	37

i

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER		38
5.1	Incorporation and Company Power	38
5.2	Required Action	38
5.3	Authorized Execution	38
5.4	Non‑Violation of Other Agreements	39
5.5	Litigation	39
5.6	Advisor Fees	39

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PARENT		39
6.1	Incorporation and Company Power	39
6.2	Required Action	39
6.3	Authorized Execution	40
6.4	No Conflict; Required Filings and Consents	40
6.5	SEC Reports	41
6.6	Litigation	41
6.7	Parent Shares	41
6.8	Brokers	41

ARTICLE 7 PRE‑CLOSING COVENANTS		41
7.1	Full Access	41
7.2	Conduct of Business Prior to the Closing Date	42
7.3	Seller Prohibited Actions Prior to the Closing Date	42
7.4	Reasonable Best Efforts; Cooperation	44
7.5	Notice of Potential Material Adverse Change	45
7.6	Disclosure	45
7.7	Employment Agreements	45
7.8	No Solicitation	45
7.9	Employees	45
7.10	Conversion Planning and Execution	47
7.11	Insurance Proceeds and Casualty Payments	48
7.12	Disclosure Schedules	48
7.13	Additions to Acquired Contracts	48
7.14	Jackson Hewitt Agreement	48

ARTICLE 8 POST‑CLOSING COVENANTS		49
8.1	Continued Cooperation	49
8.2	Transfer of Books and Records	49
8.3	Electronic Records, Conversion, and Servicing	50
8.4	Tax Matters	50
8.5	Restrictive Covenants	51
8.6	Inquiries	54
8.7	Employment	54
8.8	Change of Name	55
8.9	Seller Expenses Relating to Transfer of Shares and Removal of Restrictive Legend	55
8.10	Rule 144	56
8.11	No Dissolution	56

ii

ARTICLE 9 CONDITIONS TO OBLIGATION TO CLOSE		56
9.1	Conditions to Obligation of Buyer	56
9.2	Conditions to Obligation of Seller	57
9.3	Conditions to the Parties’ Obligations	58

ARTICLE 10 ITEMS TO BE DELIVERED AT OR PRIOR TO CLOSING		58
10.1	Seller Closing Deliverables	58
10.2	Buyer Closing Deliverables	60

ARTICLE 11 TERMINATION		61
11.1	Termination of Agreement	61
11.2	Effect of Termination	62

ARTICLE 12 SURVIVAL; INDEMNIFICATION		62
12.1	Survival	62
12.2	Indemnification by Seller	63
12.3	Indemnification by Buyer	63
12.4	Indemnification Procedure	64
12.5	Limitations on Indemnification	66
12.6	Indemnity Payments	67
12.7	Indemnity Payments Treated as Adjustments to Purchase Price	67
12.8	Third Party Beneficiaries	67
12.9	Remedies	67
12.10	Construction	68

ARTICLE 13 MISCELLANEOUS		68
13.1	Governing Law; Venue	68
13.2	Waiver of Jury Trial	68
13.3	Successors and Assigns; No Third-Party Rights	68
13.4	Entire Agreement; Amendment	68
13.5	Notices	69
13.6	Amendments and Waivers	70
13.7	Counterparts	70
13.8	Severability	70
13.9	Titles and Subtitles	70
13.10	Construction	70
13.11	Payment of Transaction Fees	70
13.12	Waiver of Compliance with Bulk Sales Laws	70
13.13	Next Business Day	71
13.14	Public Statements or Releases	71

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of November 9, 2016, by and among META FINANCIAL GROUP, INC., a Delaware corporation (“Parent”), METABANK, a federally chartered stock saving bank (“Buyer”) and SPECIALTY CONSUMER SERVICES LP, a Texas limited partnership (“Seller”). Buyer and Seller are referred to collectively herein as the “Parties” and each, a “Party”.

W I T N E S S E T H

WHEREAS, Seller is engaged in the business of providing consumer tax refund advance products and services and installment loan products and services (the “Business”);

WHEREAS, Seller desires to sell certain assets and transfer certain liabilities with respect to the Business;

WHEREAS, subject to the terms and conditions set forth in this Agreement, Buyer desires to purchase certain assets and assume certain liabilities of Seller related to the Business;

WHEREAS, the Parties desire to set forth in writing the terms and conditions under which the transaction will be consummated.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

“1MC” means 1st Money Center, Inc., a Texas corporation.

“Accounts Receivable” has the meaning set forth in Section 2.1(a)(ix) of this Agreement.

“Acquired Assets” has the meaning set forth in Section 2.1(a) of this Agreement.

“Acquired Contracts” means any Contracts of Seller set forth on Schedule I hereto.

“Acquired Intellectual Property” means the Intellectual Property owned, held for use, used, sold, distributed or licensed in or by the Business, including all loan origination and loan underwriting risk engine hardware and software, all credit underwriting models and scorecards used in the Business and the data underlying such models and scorecards.

“Acquisition” means Buyer’s acquisition of the Acquired Assets and assumption of the Assumed Liabilities pursuant to the terms of this Agreement.

“Additional Contracts” has the meaning set forth in Section 7.13 of this Agreement.

“Affiliate” means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” (including with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the preface above.

“Allocation” has the meaning set forth in Section 2.5 of this Agreement.

“Alternative Transaction” has the meaning set forth in Section 7.8 of this Agreement.

“Applicable Laws” means all applicable federal, state, county and municipal laws, codes, Orders and other requirements of Governmental Bodies, constitutions, ordinances, statutes, rules, regulations, guidance and administrative interpretations and pronouncements as well as any arbitration proceedings.

“Assignment and Assumption Agreement” has the meaning set forth in Section 10.1(l) of this Agreement.

“Assumed Liabilities” has the meaning set forth in Section 2.1(c) of this Agreement.

“Book Value” means, with respect to any Acquired Asset and any Assumed Liability, or any Excluded Asset or Excluded Liability, as applicable, the dollar amount thereof stated on the accounting records of the applicable Seller, in each case as determined in accordance with GAAP applied on a consistent basis.

“Books and Records” has the meaning set forth in Section 8.2 of this Agreement.

“Business” has the meaning set forth in the recitals above.

“Business Day” means a day other than a Saturday, Sunday or any holiday observed by the Federal Reserve.

“Buyer” has the meaning set forth in the preface above.

“Buyer Core Representations” has the meaning set forth in Section 12.1 of this Agreement.

“Buyer Documents” means this Agreement and each other agreement, instrument or document entered into by Buyer pursuant to this Agreement.

“Buyer Indemnified Persons” has the meaning set forth in Section 12.2 of this Agreement.

“Cap” means an amount equal to the sum of (a) the Escrow Amount, plus (b) the Earnout Escrow Amount, plus (c) the aggregate Share Value of all the Indemnification Shares.

“Cash” means (a) cash and cash equivalents held by Seller determined in accordance with GAAP, minus (b) any outstanding checks, debts, wire transfers and debit transactions made, issued, written or drawn on any account of Seller outstanding as of Closing that have not been deducted from cash.

“Claim” means a claim for indemnification pursuant to Article 12, including a Third Party Claim.

“Closing” has the meaning set forth in Section 2.6 of this Agreement.

“Closing Cash Payment” means an aggregate amount equal to (a) Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Cash Consideration”), as adjusted pursuant to Section 2.3(a), plus (b) the amount, if any, by which the Estimated Working Capital is greater than the Target Working Capital, minus (c) the amount, if any, by which the Estimated Working Capital is less than the Target Working Capital, plus (d) the amount of all security deposits or rights thereto included in the Acquired Assets.

“Closing Consideration” has the meaning set forth in Section 2.2(a) of this Agreement.

“Closing Date” has the meaning set forth in Section 2.6 of this Agreement.

“Closing Schedule” has the meaning set forth in Section 2.3(b)(i) of this Agreement.

“Closing Working Capital” has the meaning set forth in Section 2.3(b)(i) of this Agreement.

 “Closing Working Capital Addition” has the meaning set forth in Section 2.3(a) of this Agreement.

“Closing Working Capital Reduction” has the meaning set forth in Section 2.3(a) of this Agreement.

“COBRA” has the meaning set forth in Section 7.9 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Software” means commercially available software programs generally available to the public which have been licensed to Seller pursuant to non-negotiable “click-wrap,” “click to download,” “browsewrap” or “shrink-wrap” end-user licenses.

 “Competitive Business” has the meaning set forth in Section 8.5(a) of this Agreement.

“Computer System” has the meaning set forth in Section 4.23(g) of this Agreement.

“Confidential Information” means (a) any and all information concerning the Business, any Party or any Party’s Affiliates that is not generally known to the public, including historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, personnel training and techniques and materials, purchasing methods and techniques, product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, inventions and ideas, past, current and planned research and development, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software (including object code and source code), database technologies, systems, structures, architectures, processes, improvements, devices, discoveries, concepts and methods, and any other information, however documented, of the Business, any Party or any Party’s Affiliates; and (b) any and all notes, analysis, compilations, studies, summaries and other material prepared by or for any Party or any Party’s Affiliates or for the Business containing or based, in whole or in part, upon any information included in the foregoing; provided, however, Confidential Information shall not include any information that a Party can show (i) is or was generally available to the public other than as a result of disclosure by such Party or its Affiliates; or (ii) is or was lawfully acquired by such Party or its Affiliates from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

“Consent” means any approval, consent, ratification, waiver or other authorization.

“Contract” means any agreement, contract, lease, obligation, promise or undertaking (whether written or oral) that is legally binding.

 “Copyrights” has the meaning set forth in the definition of Intellectual Property.

“Disclosure Schedule” means the disclosure schedules delivered by Seller under Article 4 of this Agreement that limit or qualify the representations and warranties made by Seller under Article 4 of this Agreement.

“Earnout Escrow Amount” is defined on Schedule 2.4.

“Earnout Payments” has the meaning set forth in Section 2.4 of this Agreement.

“Effective Time” means 12:01 a.m. (Eastern time) on the Closing Date.

“Employee Benefit Plan” means any of the following (whether written, unwritten or terminated) which Seller or any of its ERISA Affiliates has at any time sponsored or maintained, or to which Seller or any of its ERISA Affiliates has at any time made contributions, or with respect to which Seller or any of its ERISA Affiliates has or could reasonably be expected to have any other Liability (contingent or otherwise) at any time: (a) any “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, including, without limitation, any medical plan, life insurance plan, short-term or long-term disability plan, dental plan, and sick leave; (b) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, without limitation, any excess benefit, top hat or deferred compensation plan or any nonqualified deferred compensation or retirement plan or arrangement or any qualified defined contribution or defined benefit plan; or (c) any other plan, policy, program, arrangement or agreement which provides employee benefits or benefits to any current or former employee, dependent, beneficiary, director, independent contractor or like person, including, without limitation, any severance agreement or plan, personnel policy, vacation time, holiday pay, service award, moving expense reimbursement programs, material fringe benefit plan or program, bonus or incentive plan, option, restricted security, bonus or deferred bonus plan, salary reduction, change-of-control or employment agreement (or consulting agreement with a former employee).

“Employment Agreement” has the meaning set forth in Section 10.1(i) of this Agreement.

“Encumbrance” means any charge, claim, community property interest, condition, encumbrance, equitable interest, lien, option, pledge, mortgage, security interest, conditional sale agreement, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Employee Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA that is not exempt from ERISA pursuant to Section 4(b) thereof, any Person which is treated as being a single employer or under common control with Seller under Section 414(b), (c), (m) or (o) of the Code.

“Escrow” means the Escrow Amount held by the Escrow Agent, together with any interest and other amounts earned thereon.

“Escrow Agent” means U.S. Bank National Association, a national banking association, or such other entity mutually agreed to in writing by the Parties.

“Escrow Agreement” has the meaning set forth in Section 3.1 of this Agreement.

“Escrow Amount” means $750,000.

“Escrow Termination Date” means the twelve (12) month anniversary of the Closing Date.

“Estimated Closing Schedule” has the meaning set forth in Section 2.3(a) of this Agreement.

“Estimated Working Capital” has the meaning set forth in Section 2.3(a) of this Agreement.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations pertaining thereto.

“Excluded Assets” has the meaning set forth in Section 2.1(b) of this Agreement.

“Excluded Business” means the business of providing to customers payday loans, title loans and durable goods on a rent-to-own basis.

“Excluded Contracts” means any Contracts of Seller not set forth on Schedule I hereto.

“Excluded Liabilities” has the meaning set forth in Section 2.1(d) of this Agreement.

“Family Member” means, as applied to any individual, any parent, spouse (or former spouse), child, spouse of a child, brother or sister of the individual, and each trust created for the benefit of one or more of such Persons, and each custodian of property of one or more such Persons.

“Federal Funds Rate” means the federal funds rate as quoted by the Federal Reserve Bank of New York (the “Federal Reserve”) on the relevant Business Day.

 “Final Working Capital” has the meaning set forth in Section 2.3(b)(iv) of this Agreement.

“Financial Statements” has the meaning set forth in Section 4.5(a) of this Agreement.

“Governmental Body” means any (a) federal, state, local, municipal, foreign or other government; (b) governmental or quasi‑governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); or (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority.

“Hazardous Substances” means all substances, wastes, materials or chemicals classified or regulated as hazardous or toxic or as a pollutant or contaminant under environmental laws, including petroleum and petroleum products, asbestos and asbestos‑containing materials.

“Income Taxes” means any Taxes measured by or imposed on net income.

“Indebtedness” means, with respect to any Person, all Liabilities (a) for borrowed money, whether current or funded, short‑term or long‑term, secured or unsecured, (b) for the deferred purchase price of any property or services (other than, with respect to Seller, trade accounts payable reflected as current liabilities in the Final Working Capital), (c) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (d) secured by a purchase money mortgage or other Encumbrance to secure all or part of the purchase price of property subject to such mortgage or Encumbrance, (e) under leases which shall have been or are required to be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (f) in respect of bankers’ acceptances or letters of credit, (g) secured by Encumbrances on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (h) with respect to interest rate swaps, collars, caps and similar hedging obligations, (i) in respect of all present, future or contingent obligations of such Person existing as of Closing under deferred pay‑out, earn‑out or other similar arrangements in connection with the purchase of any business or entity, (j) with respect to Seller, for any indebtedness or any other obligations of Seller owed to its limited partners or their Affiliates or to any other Affiliate of Seller, (k) with respect to Seller, for any indebtedness or any obligation of Seller incurred for the personal benefit of any of its limited partners or their Affiliates or any other Affiliate of Seller, (l) all obligations which are directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss, (m) interest, principal, prepayment penalty, premiums, fees, or expenses, to the extent due or owing in respect of those items listed in clauses (a) through (m), whether resulting from their payment or discharge or otherwise and (n) all refinancings of any of the foregoing obligations.

“Indemnification Notice” has the meaning set forth in Section 12.4(b) of this Agreement.

“Indemnification Shares” means any 11,333 shares of Parent Common Stock.

“Indemnified Party” has the meaning set forth in Section 12.4(a) of this Agreement.

“Indemnifying Party” has the meaning set forth in Section 12.4(a) of this Agreement.

“Independent Accountant” has the meaning set forth in Section 2.3(b)(iv) of this Agreement.

“Intellectual Property” means intellectual property, confidential information and proprietary information, in any and all medium, including digital, and in any jurisdiction, including all U.S. and foreign (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (b) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (c) Software, registered and unregistered copyrights (including those in Software or in the content and information contained on any web site or social media site), rights of publicity, and all registrations and applications to register the same (“Copyrights”); and (d) trade secrets, confidential technology, know-how, inventions, processes, formulae, algorithms, models, specifications and methodologies.

“Interim Period” has the meaning set forth in Article 7 of this Agreement.

“Key Employee” means each individual set forth on Schedule II.

“Knowledge” or “knowledge” means: (a) with respect to Seller, the knowledge which any one or more of M. Brent Turner actually has and the knowledge that he would have obtained after making a reasonable due inquiry of his direct reports with responsibility for the subject matter in question; (b) with respect to Parent, the knowledge which any one or more of J. Tyler Haahr, Bradley C. Hanson and Glen W. Herrick actually have; and (c) with respect to Buyer, the knowledge which any one or more of J. Tyler Haahr, Bradley C. Hanson and Glen W. Herrick actually have.

“Leases” has the meaning set forth in Section 4.16(b) of this Agreement.

“Letter of Direction” means the letter of direction from Seller to Buyer and Parent in the form attached hereto as Exhibit A.

“Liability” means any liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and due or to become due, of any nature whatsoever, including any liability for Taxes.

“Losses” has the meaning set forth in Section 12.2 of this Agreement.

“Material Adverse Change” means any event, change, development, or effect that individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the Business, the Acquired Assets, or the condition (financial or otherwise) or results of operations of the Business or (b) the ability of Seller to perform its obligations under this Agreement or the Seller Documents or to consummate the Transactions; provided, however, that solely with respect to the foregoing clause (a), none of the following will be deemed in themselves, either alone or in combination, to constitute and none of the following will be taken into account in determining whether there has been, or will be, a Material Adverse Change: any change, effect, event, occurrence, state of facts or development attributable to: (i) operating, business, regulatory or other conditions in the industry in which the Seller operates; (ii) general economic conditions, including changes in the credit, debt or financial, capital markets, in each case, in the United States or anywhere else in the world; (iii) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iv) any stoppage or shutdown of any U.S. government activity (including any default by the U.S. government or delays in payments by government agencies or delays or failures to act by any Governmental Body); (v) the announcement of the transactions contemplated by this Agreement (including the identity of Parent), including the impact thereof on clients, customers or suppliers; (vi) changes in GAAP or other accounting requirements or principles; (vii) the failure of Seller to meet or achieve the results set forth in any internal budget, plan, projection or forecast; (viii) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway and (ix) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events in the United States or any other country or region in the world (except, in the case of clauses (i), (ii), (iii), (iv), (vi), (viii) and (ix), to the extent having a disproportionate impact on the Seller, taken as a whole, relative to other Persons operating in the same industry or industries as the Seller).

“Material Contracts” has the meaning set forth in Section 4.9(b)(xviii) of this Agreement.

“New Contracts” has the meaning set forth in Section 7.13 of this Agreement.

“Non‑disclosure Agreement” means (a) the Mutual Confidentiality Agreement, dated as of July 8, 2016, by and between Buyer and 1MC, and (b) Paragraph 14 of the Letter of Intent between Buyer and 1MC, dated July 27, 2016.

“OCC” means the Office of the Comptroller of the Currency.

“Order” means any cease or desist order, written agreement, memorandum of understanding, decision, injunction, judgment, order, ruling, decree, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body or by any arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past practices (none of which result from, arise out of, relate to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement, violation of Applicable Laws or Proceeding).

“Outside Date” has the meaning set forth in Section 11.1(b) of this Agreement.

“Owned Intellectual Property” has the meaning set forth in Section 4.23(e) of this Agreement.

“Parent” has the meaning set forth in the preface above.

“Parent Common Stock” shall mean the common stock of Parent, par value $0.01 per share.

“Parent Core Representations” has the meaning set forth in Section 12.1 of this Agreement.

“Parent Documents” means this Agreement and each other agreement, instrument or document entered into by Parent pursuant to this Agreement.

“Parent Material Adverse Effect” shall mean any event, change or effect that, when taken individually or together with all other adverse changes and effects, is or is likely to be materially adverse to the financial condition, properties, assets, liabilities, business, operations, results of operations or customer prospects identified as such by Parent (but only to the extent such material adverse change or effect to such customer prospects is or is likely to be materially adverse to the financial results of Parent) of Parent and its Subsidiaries, taken as a whole, or may prevent or materially delay consummation of the Transactions or otherwise prevent Parent from performing its obligations under this Agreement or any other Parent Document; provided, however, that any adverse effect that results from (a) general economic, business or industry conditions, events or matters that do not disproportionately affect Parent and its Subsidiaries taken as a whole, (b) any failure by Parent to meet published analysts estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into consideration), (c) any decline in the market price or change in the trading volume of Parent Common Stock, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into consideration), (d) political or social conditions, events or matters (whether or not pursuant to the declaration of war or the occurrence of any military or terrorist attack) that do not disproportionately affect Parent and its Subsidiaries taken as a whole, shall be disregarded in determining whether there has been or would be a “Parent Material Adverse Effect.”

“Parent SEC Documents” has the meaning set forth in Section 6.5.

“Parent Shares” has the meaning set forth in Section 4.26.

“part-time employee” has the meaning set forth in Section 4.20(a).

“Parties” or “Party” has the meaning set forth in the preface above.

“Patent” has the meaning set forth in the definition of Intellectual Property.

“Permit” means any approval, accreditation, consent, license, permit, registration, notice, qualification, certification, exemption, concession, waiver, non‑objection or other authorization issued, granted, given by or under the authority of any Governmental Body or pursuant to any Applicable Laws.

“Permitted Encumbrances” means those Encumbrances set forth on Schedule III hereto.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a joint venture, an unincorporated organization, or a Governmental Body.

“Post‑Closing FSA” has the meaning set forth in Section 8.7(a) of this Agreement.

“Post‑Closing Working Capital Addition” has the meaning set forth in Section 2.3(c)(i) of this Agreement.

“Post‑Closing Working Capital Reduction” has the meaning set forth in Section 2.3(c)(ii) of this Agreement.

“Potential Employees” has the meaning set forth in Section 7.9(a) of this Agreement.

“Proceeding” means any claim, action, arbitration, audit, proceeding, oversight, investigation, inquiry, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard (or capable of being heard) by or before, or otherwise involving, any Governmental Body or arbitrator.

“Protected Customers” has the meaning set forth in Section 8.5(b) of this Agreement.

“Protest Notice” has the meaning set forth in Section 2.3(b)(ii) of this Agreement.

“Purchase Price” has the meaning set forth in Section 2.2(a) of this Agreement.

“Regulatory Approvals” means (a) the approval or non‑objection, as the case may be, of the OCC, and (b) the approval, consent, license, permit, registration, certification, exemption, waiver, non‑objection or other authorization of all Governmental Bodies listed on Schedule IV hereto.

“Representatives” means, with respect to any Person, such Person’s directors, managers, partners, officers, employees, successors or assigns.

“Restraint” has the meaning set forth in Section 9.3(a) of this Agreement.

“Restricted Period” has the meaning set forth in Section 8.5(a) of this Agreement.

“Restricted Personnel” has the meaning set forth in Section 8.5(c) of this Agreement.

“Retained Employees” has the meaning set forth in Section 7.9(b) of this Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Schedule Update” has the meaning set forth in Section 7.12 of this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations pertaining thereto.

“Seller” has the meaning set forth in the preface above.

“Seller Confidential Parties” has the meaning set forth in Section 8.5(d) of this Agreement.

“Seller Contractors” has the meaning set forth in Section 4.14(b) of this Agreement.

“Seller Core Representations” has the meaning set forth in Section 12.1 of this Agreement.

“Seller Documents” means this Agreement and each other agreement, instrument or document entered into by Seller pursuant to this Agreement.

“Seller Employees” has the meaning set forth in Section 4.14(a) of this Agreement.

“Seller FSA” has the meaning set forth in Section 8.7(a) of this Agreement.

“Seller Indemnified Persons” has the meaning set forth in Section 12.3 of this Agreement.

“Seller Transaction Expenses” means (a) all fees, costs, expenses and obligations of Seller incurred in connection with the negotiation, documentation and consummation of the Transactions, including all fees, expenses, disbursements and other similar amounts paid to attorneys, financial advisors, accountants or other advisors; (b) all payments required to obtain third party consents in connection with the consummation of the Transactions; and (c) all change of control, severance, bonus or similar payments due by Seller to any Person under any plan, agreement or arrangement of Seller, which obligation, in each case, is payable or becomes due as a result of the consummation of the Transactions, including all Taxes that are payable by such Seller in connection with the payment of such obligation.

“Share Value” has the meaning set forth in Section 12.6.

“Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing.

“Subpoenas” has the meaning set forth in Section 8.6(a) of this Agreement.

“Subsidiary” or “Subsidiaries” means, with respect to any Person of which (a) if a corporation, 50% or more of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a 50% or more of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a 50% or more ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated 50% of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). For the purposes of this Agreement, the term Subsidiary shall include all Subsidiaries of such Subsidiary.

“Target Working Capital” means $0.

“Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies or other charges or assessments of any kind whatsoever imposed by any Governmental Body, whether disputed or not, including all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, real or personal property, escheat, unclaimed property, sales, use, value‑added, occupation, excise, severance, windfall profits, stamp, license, payroll, and social security withholding, and other withholding taxes, and other taxes, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return, and shall include all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Tax Returns” means all tax returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimated and information tax returns, and claims for refund) for Taxes, including any schedules or attachments thereto and any amendments thereof.

“Third Party Claim” has the meaning set forth in Section 12.4(b) of this Agreement.

“Third Party Licenses” has the meaning set forth in Section 4.9(b)(xv) of this Agreement.

“Threshold” has the meaning set forth in Section 12.5(a) of this Agreement.

“Transaction Documents” means the Buyer Documents, Parent Documents and Seller Documents.

“Transactions” means Acquisition and the other transactions contemplated by this Agreement and the other Transaction Documents.

 “Transferor” has the meaning set forth in Section 8.9 of this Agreement.

“Unresolved Claims” has the meaning set forth in Section 3.3(b) of this Agreement.

“WARN” has the meaning set forth in Section 4.21(a) of this Agreement.

“Working Capital” means the excess of the total current assets in the accounts set forth on the Estimated Closing Schedule over the total current liabilities in the accounts set forth on the Estimated Closing Schedule as determined in accordance with GAAP and, to the extent in accordance with GAAP, consistent with the methodologies and practices applied by Seller in the preparation of the Financial Statements; provided, however, that “Working Capital” shall not include (i) any Cash; (ii) any income Tax assets or liabilities; (iii) any Indebtedness; or (iv) any Seller Transaction Expenses.

ARTICLE 2
PURCHASE AND SALE

2.1           The Acquisition.

(a)           Acquired Assets. As of Closing, upon the terms and conditions set forth herein, Seller will sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to all property and assets (other than the Excluded Assets) of Seller that are used in, or related to, the Business (collectively, the “Acquired Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances), wherever located and whether or not said Acquired Assets appear or are reflected upon the Books and Records of Seller, which Acquired Assets shall include the following:

(i)            all of the tangible personal property of Seller, including machinery, vehicles, fixtures, leasehold improvements, shelving, furniture, equipment (including all computer and computer‑related equipment and servers), cell phones, PDAs and office supplies;

(ii)           lists of borrowers and other customers of the Business, lists of prospective customers of the Business, and any other information (including confidential information, records and databases) of Seller relating to the Business that is necessary for Buyer to possess in connection with its administration, ownership and use of any Acquired Asset or Assumed Liability;

(iii)          all rights that Seller may have under any and all Acquired Contracts;

(iv)          all of Seller’s rights under any agreements with any of its past or present employees or consultants with respect to (1) the non-disclosure of any confidential or proprietary information of Seller related to the Business, (2) the assignment to Seller of such employee’s or consultant’s rights to any invention, or other intellectual property, in each case related to the Business, or (3) non-competition with the Business by such employee or consultant;

(v)           all rights of Seller under any warranties, indemnities, and all similar rights against third parties to the extent related to the Acquired Assets;

(vi)          all rights of Seller relating to security deposits, payments and pre‑paid expenses (other than those relating to Excluded Assets or Excluded Liabilities);

(vii)         all Acquired Intellectual Property;

(viii)        all rights of Seller in and to the Permits relating to the Business;

(ix)          any and all of the accounts receivable, notes receivable or other evidences of indebtedness of, or right to receive payment from, any Person (collectively, the “Accounts Receivable”);

(x)           all potential and existing claims, causes of action, warranties, guarantees, refunds, rights of recovery and set off of every kind and character, including rights and claims against suppliers and customers and insurance claims, if any, of Seller against any Person arising out of or related to the operation of the Business (other than claims and causes of action included in, or otherwise arising out of or related to, the Excluded Assets or Excluded Liabilities);

(xi)          all rights to the telephone numbers (and related directory listings), fax numbers, email addresses, advertising, business forms, files, documents and Books and Records, including, customer lists, customer prospect lists, customer addresses, delivery schedules, supplier lists, mailing lists and promotional materials used by Seller;

(xii)         Seller’s right, title and interest in and to its sites on the Internet, including all rights of Seller in and to all social media account registrations, and any and all goodwill associated therewith and all of Seller’s rights in the content at the websites and social media sites located at or associated with such domain names or social media account registrations;

(xiii)        all manufacturer’s warranties to the extent related to the Acquired Assets and all claims under such warranties and all rights under warranties, indemnities and similar rights against third parties (other than those relating to Excluded Assets);

(xiv)        the amount of, and any and all rights to, any insurance proceeds received by Seller after the date hereof in respect of any loss, destruction or condemnation of any Acquired Assets occurring prior to or after Closing or relating to any Assumed Liabilities;

(xv)         all other assets included as current assets in Final Working Capital;

(xvi)        all goodwill and going concern value of or associated with the acquired portion of the Business; and

(xvii)       without limiting any other provision contained in this Section 2.1(a), all Books and Records relating to any of the foregoing Acquired Assets or any of the Assumed Liabilities.

(b)           Excluded Assets. Other than the Acquired Assets, Buyer is not purchasing or acquiring, and Seller is not selling or transferring, any other asset, property or right of Seller, including all of the following assets, properties and rights of Seller (collectively, the “Excluded Assets”):

(i)            the formal limited liability company and corporate records, including organizational documents, qualifications to conduct business as a foreign entity, minute books and other records having exclusively to do with the organization of Seller and taxpayer and other identification numbers, along with any books and records that are solely related to the Excluded Assets and the Excluded Liabilities;

(ii)           the consideration received by Seller pursuant to this Agreement;

(iii)          all assets of or relating to any Employee Benefit Plan;

(iv)         any refund claims of Seller for Taxes, net operating loss carryforwards, capital loss carryforwards, and other similar Tax attributes of Seller;

(v)           all Tax returns of Seller and workpapers related to Taxes;

(vi)          all Cash (except to the extent payable by Seller to Buyer pursuant to the terms of this Agreement, including pursuant to Section 8.7(a);

(vii)         all Excluded Contracts;

(viii)        all equity securities of RSVP Loans LLC, a Texas limited liability company, and any other Subsidiaries of Seller;

(ix)          all bank accounts;

(x)           all loans made by Seller in connection with the Business, Excluded Business or otherwise; and

(xi)          all assets, properties and rights of, or used by, Seller exclusively in the Excluded Business or other business operations outside of the Business.

(c)           Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, from and after Closing, Seller will transfer to Buyer, and Buyer shall assume, pay, perform and discharge, and indemnify Seller in accordance with Article 12 with respect to, the following (and only the following) obligations and liabilities of Seller to the extent required to be paid, performed, satisfied or discharged from and after Closing (collectively, the “Assumed Liabilities”):

(i)            Seller’s obligations and Liabilities with respect to the Acquired Contracts arising from and after Closing;

(ii)           accounts payable and accrued expenses of Seller (other than Taxes payable by Seller pursuant to Section 2.1(d)(iii)), in each case, to the extent included as current liabilities in the calculation of Final Working Capital;

(iii)          Transfer Taxes payable by Buyer pursuant to Section 8.4(d); and

(iv)         Any (A) property Tax relating to the Business or the Acquired Assets or the Assumed Liabilities for any taxable periods, or portions of periods, after the Closing Date and (B) sales and use Tax relating to the Business or the Acquired Assets or the Assumed Liabilities for any taxable periods, or portions of periods, after the Closing Date.

(d)           Excluded Liabilities. Notwithstanding anything else contained in this Agreement or in any other Transaction Document, Buyer shall not assume any Liabilities of Seller other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), including the following:

(i)            Indebtedness;

(ii)           Seller Transaction Expenses;

(iii)          any (A) Taxes of Seller, any stockholder of Seller, or any of their Affiliates for any taxable period and (B) Taxes relating to the Business or the Acquired Assets or the Assumed Liabilities for any taxable period ending on or prior to the Closing Date; provided, however, excluding (x) Transfer Taxes payable by the Buyer pursuant to Section 8.4(d), (y) Taxes included in Section 2.1(c)(iv) as Assumed Liabilities, and (z) Taxes resulting from any transactions occurring on the Closing Date after the Closing outside of the Ordinary Course of Business;

(iv)         any claims of any direct or indirect equity holder of Seller or any Affiliate, heir, beneficiary, successor or assign of such equity holder or any of its Affiliates, against Seller or Buyer as successor or transferee to Seller;

(v)           the Excluded Assets;

(vi)          any Liabilities arising out of or in connection with any Proceeding to the extent it relates to facts or events occurring prior to Closing, including (i) any Proceeding instituted or involving William (Bill) Short, (ii) any Proceeding instituted against or involving Artisan Consumer Services, LLC, a Texas limited liability company, RTO Fleet Management LLC, a Texas limited liability company, Artisan Acquireco, LLC, a Texas limited liability company, or any other direct or indirect subsidiary or Affiliate of Seller, or (iii) any matters that are or should be set forth on Schedule 4.10;

(vii)         any obligations under any Applicable Laws relating to acts, omissions, circumstances or conditions to the extent existing or arising (whether then known or unknown) on or prior to the Closing Date, whether or not such acts, omissions, circumstances or conditions constituted a violation of any Applicable Laws as then in effect;

(viii)        any claims of any current or former employee or contractor of Seller including (a) compensation, bonus, commission, severance, termination, vacation, pension and other payments and benefits (including post-retirement benefits, payroll expenses and any Liability for termination of, any collective bargaining Contract or pension plan), whether owing under any severance policy, and employment Contract, collective bargaining Contract, any Employee Benefit Plan or otherwise, (b) personal injury, worker’s compensation or disability claims allegedly arising during employment or engagement by Seller or any of its Affiliates (regardless of when such claim is made or asserted), (c) equity-based awards or any profit sharing, equity appreciation right or phantom equity awards or (d) under WARN or any similar Applicable Laws;

(ix)           any Liabilities under any Contract occurring prior to Closing, by reason of or for any default, breach or penalty, whether known or unknown;

(x)            any Liabilities of or related to the Excluded Business;

(xi)           obligations under all Excluded Contracts;

(xii)          any Liabilities associated with making, servicing or facilitating loans, or providing underwriting advisory services for loans; and

(xiii)         any Liability of or associated with any Employee Benefit Plan.

2.2           Consideration for the Acquisition.

(a)          The aggregate consideration for the sale, transfer, assignment, conveyance and delivery of the Acquired Assets (the “Purchase Price”) shall be an amount equal to (i) Fifteen Million Dollars ($15,000,000) payable in cash and 133,328 shares Parent Common Stock issued as provided herein (the “Closing Consideration”), plus (ii) the Earnout Payments contemplated by Section 2.4 hereof, if any, plus (iii) the amount, if any, by which the Final Working Capital is greater than the Target Working Capital, minus (iv) the amount, if any, by which the Final Working Capital is less than the Target Working Capital, plus (v) the amount of all security deposits or rights thereto included in the Acquired Assets, plus (vi) the Buyer’s assumption of the Assumed Liabilities. The Closing Consideration shall be subject to adjustment as provided in Section 2.3 hereof.

(b)           At Closing, the Closing Consideration shall be paid by Buyer as follows:

(i)            Buyer shall deposit with the Escrow Agent the Escrow Amount and the Indemnification Shares;

(ii)           Buyer shall cause an aggregate of 113,328 shares of Parent Common Stock to be issued to Seller, provided that Seller hereby directs that 101,995 of such shares of Parent Common Stock be issued by book entry directly to Seller’s equity holders in accordance with the Letter of Direction and directs that the Indemnification Shares be issued and delivered in accordance with the Escrow Agreement; and

(iii)          Buyer shall pay to Seller in cash by wire transfer of immediately available funds to the account or accounts designated by Seller the Closing Cash Payment, minus the Escrow Amount.

2.3           Purchase Price Adjustments.

(a)           Adjustments at Closing. At least five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer a schedule (the “Estimated Closing Schedule”) of the calculation of the estimated Working Capital as of the Effective Time (the “Estimated Working Capital”) and the Closing Working Capital Reduction or Closing Working Capital Addition, as applicable. The accuracy of the Estimated Closing Schedule shall be certified by an officer of Seller. Buyer and its representatives shall be given reasonable access to all of Seller’s Books and Records relating to the Estimated Closing Schedule. The amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital shall be the “Closing Working Capital Reduction” and the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital shall be the “Closing Working Capital Addition”. The Cash Consideration shall be (i) reduced by the amount of any Closing Working Capital Reduction or (ii) increased by the amount of any Closing Working Capital Addition.

(b)           Adjustments After Closing.

(i)           As soon as practicable after the Closing Date but no later than the 90th day after the Closing Date, Buyer shall deliver to Seller a schedule (the “Closing Schedule”) of its calculation of (A) the Working Capital as of the Effective Time (the “Closing Working Capital”) and (B) the Post‑Closing Working Capital Reduction or Post‑Closing Working Capital Addition, as applicable.

(ii)          Within forty five (45) days after Seller’s receipt of the Closing Schedule, Seller may deliver written notice (the “Protest Notice”) of its objections to Buyer’s calculation of the Closing Working Capital and the proposed modification of the Closing Schedule, together with a written statement explaining in reasonable detail the reasons for the objections and the basis for the proposed modification. If Seller does not deliver such notice of objection within such 45‑day period, then the Closing Schedule, and Buyer’s calculation of the Closing Working Capital as shown thereon, shall be final, conclusive and binding on the Parties. Any amounts not disputed in the Protest Notice (if one is delivered) shall be deemed to be accepted by Seller as final. Upon receipt of the Closing Schedule, Seller and its respective accountants will be given reasonable access to the relevant books, records, workpapers and personnel during reasonable business hours for the purpose of verifying the Closing Schedule.

(iii)         If Buyer disagrees with all or any portion of Seller’s proposed modifications of the Closing Schedule, then Buyer shall notify Seller and Buyer and Seller shall negotiate in good faith to reach an agreement during the 30‑day period immediately following delivery by Seller of the Protest Notice. If Buyer and Seller reach such an agreement, such agreement shall be final, conclusive and binding on the Parties.

(iv)         If, within the 30‑day negotiation period described in Section 2.3(b)(iii), Buyer and Seller are unable to reach an agreement on the Closing Schedule, they shall promptly thereafter cause KPMG or another national accounting firm (the “Independent Accountant”) reasonably satisfactory to Seller and Buyer to review this Agreement and the disputed items or amounts for the purpose of calculating the Final Working Capital. In making such calculation, the Independent Accountant shall consider only those items or amounts in the Closing Schedule as to which Buyer and Seller have disagreed within the allowable periods set forth herein. The determination by the Independent Accountant of the disagreed amounts shall be based solely on presentations by Buyer and Seller, and shall not involve the Independent Accountant’s independent review. The Independent Accountant shall deliver to Seller and Buyer, as promptly as practicable, a report setting forth its calculations. Any determination by the Independent Accountant shall not be outside the range defined by the respective amounts in the Closing Schedule proposed by Buyer and Seller’s proposed adjustments thereto (after giving effect to any disputed items that were resolved by Buyer and Seller prior to submission to the Independent Accountant), and such determination shall be final, conclusive, binding and non‑appealable upon the Parties. Each of Buyer, on the one hand, and Seller, on the other hand, shall bear that percentage of the fees and expenses of the Independent Accountant equal to the proportion (expressed as a percentage) of the dollar value of the disputed amounts determined in favor of the other Party by the Independent Accountant. For purposes of this Agreement, “Final Working Capital” means the Working Capital as of the Effective Time as finally determined pursuant to this Section 2.3(b).

(v)           The provisions of Section 2.3(b)(iv) are not intended to, and shall not be interpreted to, require that Buyer and Seller refer to the Independent Accountant (a) any dispute arising out of a breach by one of the Parties of its obligations under this Agreement, (b) any dispute the resolution of which requires a construction or interpretation of this Agreement other than this Section 2.3 and the definitions related hereto and any other Section of this Agreement as necessary to enable the Independent Accountant to resolve the dispute submitted to it pursuant to this Section 2.3, or (c) any other dispute other than a dispute related to the mathematical calculation of the Post‑Closing Working Capital Addition or Post‑Closing Working Capital Reduction or the accounting treatment of any asset or liability, or item of income or expense, that affects the calculation of the Post‑Closing Working Capital Addition or Post‑Closing Working Capital Reduction, or both.

(c)           Within five (5) Business Days following the determination of the Final Working Capital pursuant to Section 2.3(b):

(i)            if the Final Working Capital exceeds the Estimated Working Capital, Buyer shall pay to Seller, by wire transfer of immediately available funds to the account or accounts designated by Seller, an amount in cash equal to the amount of such excess (such amount, the “Post‑Closing Working Capital Addition”); and

(ii)           if the Final Working Capital is less than the Estimated Working Capital, Seller shall be responsible for and pay to Buyer, by wire transfer of immediately available funds to an account or accounts designated by Buyer, an amount in cash equal to the amount of such deficit (such amount, the “Post‑Closing Working Capital Reduction”).

If any amount in excess of seventy-five thousand dollars ($75,000) is paid from the Escrow Amount to Buyer with respect to any obligations of Seller under this Section 2.3, Seller shall be obligated to replenish the Escrow Amount by promptly depositing additional funds in the amount of any such payment in excess of seventy-five thousand dollars ($75,000) into the account to be held and administered in accordance with the Escrow Agreement.

2.4           Earnout Payment. Seller shall be eligible to receive payments (the “Earnout Payments”) pursuant to the terms set forth on Schedule 2.4.

2.5           Allocation. The Purchase Price (and all other capitalized costs or other items of consideration for Tax purposes, including any adjustments thereto), shall be allocated among the Acquired Assets in accordance with Code Section 1060 and the Treasury regulations thereunder (and any similar provision of state, local or foreign Applicable Laws). The Parties agree that Schedule 2.5 sets forth a reasonable example of such allocation. Within thirty (30) days following the determination of the final Purchase Price pursuant to Section 2.3, Buyer shall prepare an allocation of the Purchase Price substantially consistent with Schedule 2.5, and provide such allocation to the Seller. Seller shall be deemed to have accepted such determination unless Seller notifies Buyer in writing of Seller’s proposed allocation within thirty (30) days after receipt of the Buyer’s proposed allocation. If Seller provides such notice to Buyer, the parties shall proceed in good faith to determine mutually the matters in dispute; provided, that if Buyer and Seller are unable to resolve any such disputes within thirty (30) days of the notice from Seller, they shall refer such disputes to the Independent Accountant and the Independent Accountant shall resolve such disputes pursuant to the procedures set forth in Section 2.3(b)(iv) (provided, however, that the Independent Accountant’s fees and expenses shall be paid 50% by Seller and 50% by Buyer) (the final allocation, the “Allocation”). The Allocation (which shall be revised by Buyer, substantially consistent with Schedule 2.5, to reflect any subsequent adjustments to the Purchase Price) shall be binding upon the Parties. The Parties shall, and shall cause their respective Affiliates to, report for Tax and other relevant purposes (and shall defend in any Tax Proceeding) the Transactions in a manner consistent with the Allocation and any amendment thereto and not take any position inconsistent therewith, except as otherwise required by Applicable Laws. Sellers shall timely deliver all such documents and other information as Buyer may reasonably request in order to prepare the Allocation or any amendment thereto.

2.6           Closing. Closing (“Closing”) of the Transactions contemplated by this Agreement shall take place not later than five (5) Business Days following the later of (a) the first date on which Buyer and Seller can lawfully consummate the Transactions under Applicable Laws, and (b) the satisfaction or waiver of the conditions set forth in Article 9 (the date of Closing, the “Closing Date”). Closing shall be held at 10:00 a.m. prevailing Eastern time on the Closing Date at the Washington, D.C. office of Katten Muchin Rosenman, LLP, or at such other time and place as Buyer and Seller may agree. At Closing, Buyer and Seller shall execute and deliver all of the documents and take all other actions which are contemplated by the terms of this Agreement.

2.7           Withholding. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer is required to withhold under Applicable Laws, and all such withheld amounts shall be treated as delivered to Seller hereunder.

ARTICLE 3
THE ESCROW

The Escrow shall secure Seller’s obligations under this Agreement and shall be established, administered and payable on the following terms and conditions:

3.1           Escrow Agreement. The Escrow shall be governed by an escrow agreement in a form mutually agreed by the Parties and the Escrow Agent (the “Escrow Agreement”).

3.2           Escrow Amount; Indemnification Shares. Buyer shall deliver the Escrow Amount and the Indemnification Shares to the Escrow Agent at Closing and shall deliver the Earnout Escrow Amount (if any) to the Escrow Agent in accordance with Schedule 2.4. The Escrow Agent shall invest the cash portions of the Escrow Amount and Earnout Escrow Amount in an interest bearing account at an FDIC‑insured, well‑capitalized financial institution selected by Buyer and Seller. Interest on such cash portions of the Escrow Amount and Earnout Escrow Amount shall be added to the Escrow and shall be paid upon distribution of the Escrow as provided in the Escrow Agreement. If, at any time subsequent to the Closing and prior to the date that no Indemnification Shares remain held in the Escrow, the number of shares of Parent Common Stock are proportionately increased or decreased, changed or converted into or exchanged for a different number or kind of shares of stock or other securities of Parent or of another corporation or other property, including cash (whether as a result of a stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization or otherwise), then any Indemnification Shares held in the Escrow shall be adjusted in a manner to appropriately and equitably reflect any such increase or decrease, change, conversion or exchange in the manner set forth in the Escrow Agreement with respect to such Indemnification Shares.

3.3           Distribution of the Escrow. The Escrow shall be distributed as follows:

(a)           Subject to the other subsections of this Section 3.3, within three (3) Business Days after the Escrow Termination Date, Buyer and Seller shall issue a joint written instruction to the Escrow Agent to disburse the remainder of the Escrow not subject to a Claim to Seller in accordance with the Escrow Agreement.

(b)          Notwithstanding the foregoing, in the event there are Claims by the Buyer Indemnified Parties that are outstanding or unsatisfied as of the Escrow Termination Date (“Unresolved Claims”), and the amount of the Escrow as of the Escrow Termination Date exceeds the aggregate amount of the Unresolved Claims (including the entire claimed amount in dispute), then within three (3) Business Days following the Escrow Termination Date, Buyer and Seller shall issue a joint written instruction to the Escrow Agent to disburse such excess to Seller in accordance with the Escrow Agreement.

(c)           Within three (3) Business Days of the final resolution or disposition of all Unresolved Claims in accordance with this Agreement, Seller and Buyer shall issue a joint written instruction to the Escrow Agent to disburse to Seller the Escrow remaining after any disbursements required in respect of the final resolution or disposition of the Unresolved Claims, all in accordance with the Escrow Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer and Parent that:

4.1           Incorporation and Company Power. Each Seller is duly organized, validly existing and in good standing under Applicable Laws of its jurisdiction of formation, and is in good standing and duly qualified to do business as a foreign company in all jurisdictions where the nature of the property owned or leased by it or its use, or the nature or conduct of its business, makes such qualification necessary, except where failure to be so duly qualified would not have a Material Adverse Change. Schedule 4.1 sets forth the jurisdiction of formation of Seller and all jurisdictions in which Seller is qualified or licensed to do business as a foreign company.

4.2           Required Action. Seller has all requisite power and authority to execute and deliver this Agreement and each other Seller Document to which Seller is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and consummation of this Agreement and each other Seller Document has been duly and validly authorized by the board of directors, board of managers or other governing body of Seller in accordance with the requirements of its organizational documents and all Applicable Laws, and no other company action is necessary by Seller to consummate the Transactions.

4.3           Authorized Execution. This Agreement and each other Seller Document has been duly executed and delivered by duly authorized officers of Seller. This Agreement and each other Seller Document constitutes the legal, valid and binding agreement and obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, receivership, and other similar laws affecting the rights of creditors generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

4.4           Noncontravention; Required Filings.

(a)          Except as set forth on Schedule 4.4(a), the execution and delivery of this Agreement, the compliance with its terms and provisions by Seller (including the execution and delivery of any document required to be executed by Seller), do not and will not (i) conflict with or violate the certificate of formation or bylaws or equivalent organizational document of Seller; (ii) materially conflict with or materially violate or result in a material breach of any Applicable Laws, (iii) breach, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any Consent of any Person pursuant to, give others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give right to any increased, guaranteed, accelerated or additional rights or entitlement of any Person or otherwise materially adversely affect any right of Seller under or result in the creation of any Encumbrance on any property, asset or right of Seller pursuant to any Acquired Contract, Lease, or obligation, whether similar or dissimilar, by which Seller is bound.

(b)          Except as set forth on Schedule 4.4(b), no Permit is required to be sought, filed or obtained by Seller in connection with the execution, delivery and performance by Seller of this Agreement and the other Seller Documents or the consummation of the Transactions.

4.5           Financial Statements.

(a)          Seller has made available to Buyer true and accurate copies of the following:  (i) the unaudited balance sheet of Seller and the related statement of operations for the period ended December 31, 2015 (the “2015 Financials”), (ii) the unaudited  balance sheet of Seller as of August 31, 2016 and the related statements of operations for Seller for the eight-month period then ended (“2016 Financial Statements” and together with the 2015 Financials, the “Financial Statements”), and (iii) the report of Agreed-Upon Procedures prepared by Grant Thornton dated November 8, 2016 with respect to the 2016 tax season.

(b)          Except as set forth on Schedule 4.5(b), the Financial Statements present fairly in all material respects, in accordance with GAAP, the financial position of Seller as of the dates specified and the results of its operations for the periods specified, except for the absence of footnotes and certain year‑end adjustments typically made in audited financial statements, none of which will be material individually or in the aggregate. Since August 31, 2016, there has been no material change in Seller’s reserve on accrual amounts or policies.

(c)           Seller maintains a system of internal accounting controls sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in material conformity with GAAP and to maintain asset and liability accountability. Seller has never received any written notification of any (x) significant deficiency in the internal controls over financial reporting of Seller, (y) material weakness in the internal controls over financial reporting of Seller or (z) fraud, whether or not material, that involves management or other employees of Seller who have a significant role in the financial reporting of Seller.

4.6           Material Liabilities. Seller does not have any Liabilities except (a) those Liabilities set forth on Schedule 4.6, (b) Liabilities fully reflected or reserved against, or otherwise disclosed, in the Financial Statements, and the footnotes thereto, or (c) Liabilities incurred since August 31, 2016 in the Ordinary Course of Business.

4.7           Absence of Certain Changes. Except as set forth on Schedule 4.7, since August 31, 2016, Seller (i) has carried on the Business only in the Ordinary Course of Business and in accordance with Applicable Laws, and (ii) has not:

(a)          experienced any event, circumstance or change (financial or otherwise) which has, or could reasonably be expected to have, a Material Adverse Change;

(b)          experienced any material loss, damage or destruction of or to any of the Acquired Assets;

(c)          (i) increased the compensation payable by Seller to any of the Seller Employees, except for increases in compensation in the Ordinary Course of Business, (ii) paid or agreed to pay any severance, termination pay or stay bonus to, or entered into any employment or severance agreement with, any Seller Employees, or (iii) increased the benefits under, amended, terminated or instituted, any Employee Benefit Plan outside of the Ordinary Course of Business;

(d)          adjusted or written off any Accounts Receivable or reduced reserves for Accounts Receivable outside of the Ordinary Course of Business;

(e)          changed any financial reporting, Tax or accounting methods or practices employed by Seller or changed the adopted depreciation or amortization policies, except as required by GAAP;

(f)           sold, transferred, abandoned or otherwise disposed of any assets used in the Business nor pledged, mortgaged, or subjected any Acquired Asset to any Encumbrance (other than Permitted Encumbrances) or other restriction;

(g)          consummated a merger, consolidation, liquidation, dissolution or similar transaction or acquired the assets (other than acquisitions of inventory, replacement parts and other operating assets in the Ordinary Course of Business) or business of any Person;

(h)           sold, assigned, transferred, disposed of, or abandoned or permitted to lapse any material Permits or material intangible assets, or disclosed any material proprietary confidential information to any Person, or granted any license or sublicense of any rights under or with respect to any Acquired Intellectual Property;

(i)            conducted cash management customs and practices (including the timing of, invoicing and collection of receivables and the accrual and payment of payables and other current liabilities) and maintained the Books and Records outside of the Ordinary Course of Business;

(j)            made any loans or advances to, or guarantees for the benefit of, or entered into any transaction or Contract with, any employees of Seller or any Affiliate of Seller;

(k)           amended, cancelled, or terminated any Acquired Contract, or entered into any Material Contract;

(l)            made or committed to make any capital expenditures that are, in the aggregate, in excess of $50,000;

(m)          incurred any Indebtedness other than Indebtedness incurred in the Ordinary Course of Business under a Material Contract;

(n)          entered into any closing agreement or similar arrangement with respect to Taxes or any settlement of any material Proceeding for Taxes;

(o)          filed any Tax Return in a manner inconsistent with the Ordinary Course of Business, amended any Tax Return, made, changed or revoked any Tax elections (other than an initial Tax election filed in the Ordinary Course of Business) or filed any claim for a material Tax refund; or

(p)          entered into any Contract to do or engage in any of the foregoing.

4.8           Tax Matters.

(a)          Seller has filed all material Tax Returns required to be filed by it. All such Tax Returns as so filed disclose all Taxes required to be paid for the periods covered thereby. Seller has paid all material Taxes due and owing. Seller has withheld and paid or accrued all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Except as disclosed in Schedule 4.8(a), no written claim has been made by any taxing authority in any jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to Taxes (or additional Taxes, as applicable) by that jurisdiction. The most recent Financial Statement reflects an adequate reserve for Taxes payable as of the date of such Financial Statement. Seller has made available to Buyer complete and accurate copies of all federal, state, local and foreign Tax Returns filed by or on behalf of it for the last three (3) years.

(b)          Seller has not waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c)          Except as disclosed in Schedule 4.8(c)(i), Seller (x) has not received written notice (1) of the commencement of or (2) that it is currently the subject of a Tax Proceeding by the Tax authorities of any nation, state or locality, and (y) has not received any written notice of a proposed adjustment, deficiency or underpayment of any Taxes that has not otherwise been settled. Except as disclosed in Schedule 4.8(c)(ii), Seller (x) has not been a member of an “affiliated group” as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) subsequent to January 1, 2011, (y) has no Tax sharing, allocation, indemnification or similar agreements in effect with any Person, other than with respect to standard terms and conditions of an agreement for the purchase or sale of products or services in the Ordinary Course of Business including any standard customer software license agreements, and (z) is not a party to any joint venture, partnership or other arrangement or Contract that is treated as a partnership for income Tax purposes in any jurisdiction. There are no material deferred intercompany transactions between Seller and its affiliates which will result in the recognition of income upon the consummation of the transaction contemplated by this Agreement.

(d)          Except as disclosed in Schedule 4.8(d), Seller does not have pending any private letter ruling from the IRS or any comparable ruling from any other taxing authority.

(e)          Seller has not been a party to, or a promoter of, a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011‑4(b)(2).

(f)            Buyer will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change on the part of Seller in its method of accounting, for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” to which Seller is a party described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed by it on or prior to the Closing Date, (iii) installment sale or open transaction disposition made by Seller on or prior to the Closing Date, (iv) prepaid amount received by Seller on or prior to the Closing Date, or (v) pursuant to an election by Seller under Section 108(i) of the Code made prior to the Closing Date.

4.9           Contracts.

(a)          Seller has made available to Buyer a correct and complete copy of each written Acquired Contract (as amended to date) and a written summary setting forth the terms and conditions of each oral Acquired Contract, if any.

(b)           Schedule 4.9(b) contains a correct and complete list of the following Contracts to which Seller is a party or by which the Business or any of the Acquired Assets is otherwise bound or subject to:

(i)            any Contract that involves performance of services or delivery of goods by, for or to Seller, of an amount or value in excess of $50,000 annually, including all “Program Agreements,” “Servicing Agreements” and like Contracts with any Person relating to the underwriting of, providing capital to, servicing or other operation of, any tax refund advance or installment loan services or products;

(ii)           all Employee Benefit Plans and Contracts providing for bonuses, pensions, options, equity purchases, deferred compensation, retirement payments, profit sharing, collective bargaining or the like, or any Contract or agreement with any labor union;

(iii)          all (A) employment Contracts, (B) other Contracts for services that require the payment of more than $50,000 annually by Seller and (C) Contracts relating to loans by Seller to any officers or employees of Seller;

(iv)          all Contracts (A) that provide for any severance obligation of Seller to any current or former employee or other service provider or (B) that contain any change of control or similar provisions in respect of any employees, service providers or partners of Seller;

(v)           all Contracts for the purchase of any fixed asset, inventory or materials that involve future obligations in excess of $50,000 (other than purchase orders and sales orders entered into in the Ordinary Course of Business);

(vi)          all Contracts with respect to Indebtedness;

(vii)         all Contracts with respect to real property;

(viii)        all Contracts under which Seller is the lessee of or holds or operates any personal property owned by any other party in excess of $50,000;

(ix)           all Contracts under which Seller is the lessor of or permits any other Person to hold or operate any property, real or personal, owned or controlled by Seller;

(x)            all Contracts that contain any fixed or indexed pricing, “most-favored nation” pricing or similar pricing terms or provisions regarding minimum volumes, volume discounts;

(xi)           all Contracts containing covenants limiting the freedom of Seller to compete in any line of business or with any other Person anywhere in the world, including any Contracts granting exclusive rights to another Person;

(xii)          all Contracts for acquisitions or dispositions (by merger, purchase or sale of assets or equity securities or otherwise) of material assets, as to which Seller has continuing material obligations or material rights and all Contracts containing any rights to acquire;

(xiii)         all Contracts with any Governmental Body;

(xiv)         all Contracts pursuant to which Seller leases, licenses or otherwise authorizes another Person to use, distribute, sell, resell or incorporate any Acquired Intellectual Property, or any other license, development agreement, escrow agreement or other Contract relating to any of the Acquired Intellectual Property;

(xv)          all Contracts pursuant to which Seller leases or licenses from another Person the right, or is otherwise authorized by another Person to use, distribute, sell, resell or incorporate any Acquired Intellectual Property other than licenses of Commercial Software (“Third Party Licenses”);

(xvi)         any Contract that requires Seller to maintain the confidentiality of any proprietary information of any third party or any other material confidentiality, secrecy or non-disclosure contract other than any contracts, terms of use and the like for “off the shelf” software, software, websites or databases that Seller is deemed to have accepted or agreed to by accessing or using such software, websites and databases;

(xvii)        all Contracts containing “key man” or “key personnel” provisions;

(xviii)       all other Contracts that are material to Acquired Assets or the operations of Business not otherwise disclosed pursuant to this Section 4.9(b) (clauses (i) through (xvii), collectively, the “Material Contracts”).

(c)           Except as set forth on Schedule 4.9(c), Seller has performed and is performing, in all material respects, all contractual and other obligations required to be performed by Seller pursuant to each Acquired Contract. With respect to each Acquired Contract, (i) the Contract is legal, valid and binding, enforceable (except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws of general application relating to or affecting the enforcement of creditors’ rights, and subject to the application of general principles of equity), and is in full force and effect and (ii) it will continue to be such a legal, valid, binding and enforceable Contract, and in full force and effect, as against Buyer and, to Seller’s Knowledge, each other party thereto on identical terms following the consummation of the Transactions contemplated hereby. With respect to each Acquired Contract, neither Seller, nor to Seller’s Knowledge, any other party to such Acquired Contract, is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default by Seller or, to Seller’s Knowledge, any other party to such Acquired Contract, or permit termination, modification, or acceleration under such Acquired Contract, and (iii) Seller has not, and to Seller’s Knowledge, no other party to an Acquired Contract has, repudiated or cancelled any Acquired Contract or has threatened to do so.

4.10         Litigation. Except as set forth on Schedule 4.10, there is no pending, or to Seller’s Knowledge, threatened, Proceeding against Seller, Seller’s properties or Seller’s Representatives (in their capacity as such), nor, to Seller’s Knowledge, is there any basis therefor. Neither Seller, nor Seller’s business operations (including the Business), property or any property leased by Seller (including any of the Acquired Assets) nor any of the Assumed Liabilities is the subject of any Order or governmental investigation or inquiry.

4.11         Advisor Fees. Seller has not incurred nor will it incur, directly or indirectly, any Liability for brokerage, finder’s, financial advisor’s or agent’s fees or commissions by virtue of any commitment made by Seller in connection with this Agreement.

4.12         Capitalization; Equity Ownership; Subsidiaries. Schedule 4.12 sets forth the entire authorized equity securities and the total number of issued and outstanding equity securities of Seller. Except for Persons identified on Schedule 4.12, no Person owns or holds, has any interest in, whether legal, equitable or beneficial, or has the right to purchase, any equity securities of Seller.

4.13         Title to Assets; Encumbrances. Except as set forth on Schedule 4.13, Seller has good and valid title to (and sufficient rights to use) all of the Acquired Assets, or with respect to leased Acquired Assets, valid leasehold interests in, free and clear of all Encumbrances of any nature, except:

(a)          such Encumbrances which are purchase money security interests entered into in the Ordinary Course of Business as reflected on its Books and Records;

(b)          the applicable lessor’s interests in leased tangible real and personal property reflected on its Books and Records;

(c)          such Encumbrances for Taxes and assessments not yet due and payable or that are being contested in good faith; and

(d)          Encumbrances as do not materially detract from the value or interfere with the use or operation of the asset subject thereto.

Except for the Excluded Assets, the Acquired Assets (i) constitute all of the property and assets owned, leased, licensed or controlled by Seller and (ii) constitute all of the assets necessary for Buyer to carry on the Business after Closing in the manner currently conducted by Seller as of the date hereof. All tangible Acquired Assets have no material defects, are in good operating condition and repair and have been maintained consistent with industry standards, ordinary wear and tear excepted, and are adequate and suitable for their present uses.

4.14         Labor Matters.

(a)          Schedule 4.14(a) sets forth a complete and accurate list of all individuals employed by Seller as of the date hereof (“Seller Employees”) by: name; job position; principal location of employment; exempt or non‑exempt classification; base salary or wage rate; and commission, incentive pay, or other bonus pay opportunities. The foregoing list shall be updated at and as of the Closing Date. Except as disclosed on Schedule 4.14(a), all Seller Employees are terminable at will, without notice or severance benefits. Except as disclosed on Schedule 4.14(a), Seller represents that no such employee is subject to any written agreements, offer letters, policies, or other agreement or promise that provide for a term of employment, severance or other benefits upon termination or rights upon a change in control. Seller has no Knowledge that any Seller Employee will or may cease to be an employee because of the consummation of the Transactions.

(b)          Schedule 4.14(b) sets forth a complete and accurate list of all Persons who are engaged as an independent contractor by Seller as of the Closing Date (“Seller Contractors”) by: name; description of services; payment terms; and principal work location. Except as disclosed on Schedule 4.14(b), all Seller Contractors are terminable at will, without notice or penalty or fees. Except as disclosed on Schedule 4.14(b), no Seller Contractor is subject to any written agreements or terms of engagement.

(c)          Seller is not a party to any collective bargaining agreements, labor Contracts, or other agreements with a labor organization, trade or labor union, employees’ association or similar organization representing any Seller Employees, nor is any such agreement presently being negotiated. To Seller’s Knowledge, there are no pending or threatened labor organization activities, questions concerning representation, or unfair labor charges or grievances by or on behalf of any Seller Employees.

(d)          To Seller’s Knowledge, Seller is in compliance in all material respects with all Applicable Laws concerning or arising out of its employment relationships with the Seller Employees. Except as disclosed on Schedule 4.14(d), there are no pending or, to Seller’s Knowledge, threatened complaints, claims, charges, reports, grievances, or other proceedings filed with a court or Governmental Body alleging employment discrimination, harassment, retaliation, wage and hour violations, or other unlawful employment matter. To Seller’s Knowledge, there are no pending or threatened audits or investigations by a Governmental Body relating to employment matters. Seller represents that, as of the Closing Date, Seller has not engaged in any conduct triggering Liability under WARN.

4.15         Environmental Laws. Each Seller, and the existence, use and operation of the Acquired Assets, are in material compliance with all applicable environmental laws. There is no Order pending, or to Seller’s Knowledge, threatened against Seller, or any real property owned or leased by Seller relating to or arising from any environmental law. Seller has not treated, stored, disposed of, arranged for or knowingly permitted the disposal of, transported, handled or released any Hazardous Substances, or owned or operated any property or facility, or taken any other action, in each case that has given or would give rise to material liabilities, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to any environmental laws. All real property leased by Seller (including pursuant to a Lease) and the use thereof materially complies with all Applicable Laws related to the use of such property.

4.16         Leased Real Properties.

(a)          Seller does not own and has never owned any real property that relates to or is used in connection with the Business or the Acquired Assets.

(b)          Schedule 4.16(b) attached hereto lists all leases, subleases, occupancy agreements or similar agreements under which Seller occupies (or has the right to occupy) pursuant to a lease, license or similar arrangement any real property interest used in connection with the Business (collectively, the “Leases”), and the applicable Seller is entitled to possession of the real property subject to such Lease as lessee in accordance with the terms of the respective Leases. Except as shown on Schedule 4.16(b), the Leases have not been amended, modified or supplemented. Seller has made available to Buyer a true, correct and complete copy of each Lease as amended, modified or supplemented. Each Lease is an existing legal, valid and binding obligation of Seller and, to Seller’s Knowledge, each other party thereto, subject to bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and similar laws relating to the rights and remedies of creditors, as well as to general principles of equity; and there does not exist with respect to Seller’s obligations thereunder, or, to Seller’s Knowledge, with respect to the obligations of the lessor thereof, any material default, or event or condition which constitutes or, after notice or passage of time or both, would constitute a material default, on the part of Seller lessee or the lessor under any such Lease. There are no tenants or other parties claiming by, through or under Seller that have a possessory right in and to any space in respect of any real property subject to any such Lease. As used in this Section 4.16(b), the term “lessor” includes any sub‑lessor of the property to Seller. There are no subleases relating to any real property subject to a Lease created or suffered to exist by Seller, or to Seller’s Knowledge, created or suffered to exist by any other Person.

(c)          With respect to the real property subject to each Lease, Seller has a good and valid leasehold interest in such real property on and subject to the terms of its applicable Lease, it being understood that Seller makes no representations or warranties about matters affecting the respective landlords’ fee title to such real property subject to the applicable Lease.

4.17         Permits. Seller has materially complied with each, and is not in violation of any Permit to which Seller or the Business is subject and has not failed to obtain or to adhere to the requirements of any of the Permits materially necessary to occupy, own, use, operate and conduct the Business and the Acquired Assets as presently occupied, owned, used, operated or conducted or presently contemplated to be occupied, owned, used, operated or conducted, as the case may be. All Permits (along with the owner and the expiration and renewal date of each) are listed on Schedule 4.17, and correct and complete copies of each Permit have previously been made available to Buyer. All Permits are valid, in force and in good standing. No notices have been received by Seller with respect to (a) any actual or alleged violation of, or failure to comply with, any term or requirement of any Permit, or (b) any threatened, pending or possible sanction, revocation, withdrawal, termination, rescission, suspension, cancellation, modification, corrective action or limitation of, or with respect to, any Permit. All applications required to be filed for renewal of any Permits have been timely filed and all other filings required to have been made with respect to such Permits have been duly made on a timely basis. No Permit is held in the name of any Representative or other Person on behalf of Seller.

4.18         Compliance with Laws.

(a)          Except as set forth on Schedule 4.18(a), Seller is and has always been in material compliance with all Applicable Laws, including Applicable Laws relating to anti-money laundering, economic sanctions and terrorist financing, the monitoring and reporting of suspicious activity, the protection of non-public customer information, identity theft and consumer protection. Neither Seller nor, to the Seller’s Knowledge, any of its officers in their capacities as such has received any Order or other communication from any Governmental Body or any other Person that Seller is not in compliance in any respect with any Applicable Laws or been subject to a Proceeding.

(b)          Seller is not in material conflict with, or in material default or material violation of (i) any Applicable Laws or (ii) any Permits.

(c)          As of the date hereof, there is no material unresolved violation, comment or exception by any Governmental Body with respect to any report or statement relating to any examinations or inspections of Seller. Within the past four (4) years, Seller has not been notified in writing by any Governmental Body that it is considering issuing, initiating, ordering or requesting any regulatory enforcement action, audit, evaluation, examination, agreement, commitment letter, board resolutions or similar undertaking to which Seller is or would be subject.

4.19         Agreements with Governmental Bodies. Seller is not subject to any Order, nor is a party to any written agreement or memorandum of understanding with, nor is a party to any commitment letter or similar undertaking to, nor is a recipient of any supervisory letter from, nor has adopted any board resolutions at the request of, any Governmental Body that materially restricts the conduct of its business (including the Business) or its management, nor has Seller been advised by any Governmental Body that it is considering issuing or requesting any of the foregoing.

4.20         Employee Benefit Plans.

(a)          Seller has provided (i) a correct and complete list of all Seller Employees, giving name, job title, employer, current compensation paid or payable, and sick and vacation leave that is accrued but unused, (ii) correct and complete copies of any and all fringe benefits and personnel policies applicable to the Seller Employees, (iii) the employment dates and job titles of each such person and (iv) categorization of each such person as a full-time or part-time employee of Seller. For purposes of this paragraph, “part-time employee” means an employee who is employed for an average of fewer than forty (40) hours per week or who has been employed for fewer than six (6) of the twelve (12) months preceding the date on which notice is required pursuant to the “Worker Adjustment and Retraining Notification Act” and the regulations promulgated thereunder (collectively, “WARN”), 29 U.S.C. §2102 et seq. Except as provided in Schedule 4.20(a), Seller is not a party to any employment Contract and all of the Seller Employees are employed on an “at will” basis.

(b)          Schedule 4.20(b)(i) lists each Employee Benefit Plan. Each Employee Benefit Plan has been maintained, funded and administered in all material respects in accordance with the terms of such Employee Benefit Plan and complies in form and operation in all material respects with the applicable requirements of ERISA, the Code and other Applicable Laws. Except as set forth on Schedule 4.20(b)(iii), Seller has not engaged, directly or indirectly, in a prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) in connection with any Employee Benefit Plan and for which a statutory, regulatory or class or individual exemption does not apply. There are no pending or, to Seller’s Knowledge, threatened Proceedings (other than routine claims for benefits in the Ordinary Course of Business) asserted or instituted against (i) any Employee Benefit Plan or its assets, (ii) Seller or any ERISA Affiliate with respect to any Employee Benefit Plan or (iii) any fiduciary with respect to any Employee Benefit Plan.

(c)          Seller has made available to Buyer copies of (i) each written Employee Benefit Plan, as amended to the date hereof, together with audited financial statements and actuarial reports for the three most recent plan years, if any, (ii) each funding vehicle with respect to each such plan, (iii) the most recent and any other determination letter, ruling or notice issued by or filed with any Governmental Body with respect to such plan, (iv) the Form 5500 Annual Report for the three most recent plan years, (v) the most recent summary plan description or summary of modifications and (vi) each other document, explanation or communication which describes any relevant aspect of any such plan that is not disclosed in previously available materials. A description of any unwritten Employee Benefit Plans, including a description of any material terms of such plan, is set forth in Schedule 4.20(c). Each Employee Benefit Plan that is intended to be a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the IRS on which it can rely and there are no facts or circumstances that would jeopardize such qualification.

(d)          Except as set forth on Schedule 4.20(d), neither Seller nor any ERISA Affiliate maintains, sponsors, contributes to, provides or has any Liability with respect to post-retirement medical benefits, post-retirement death benefits or other post-retirement welfare benefits to its current or former employees, except as required by Section 4980B of the Code and at the sole expense of the participant or the beneficiary of the participant. Seller does not maintain any Employee Benefits Plan that is an “employee welfare benefit plan”, as defined in Section 1 of ERISA, that has provided any “disqualified benefit”, as defined in Section 4976 of the Code, with respect to which an excise Tax could be imposed under Section 4976 of the Code. Except as set forth on Schedule 4.20(d), neither Seller nor any predecessor that operated the Business of Seller or any ERISA Affiliate has at any time participated in or made contributions to, has, or had any other liability with respect to, a plan which is a “multiemployer plan” as defined in Section 4001 of ERISA, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer plan” within the meaning of Code Section 413(c), a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or, except as disclosed on Schedule 4.20(d), a plan which is subject to Section 302 or Title IV of ERISA or is otherwise a defined benefit pension plan.

(e)          No Employee Benefit Plan or other Contract by or to which Seller or any ERISA Affiliate is bound or otherwise has any Liability under could reasonably be expected to require any payment or transfer of money, property or other consideration on account of or in connection with the Transactions. No payment or transfer due in connection with the consummation of the Transactions could constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(f)           Each Employee Benefit Plan which is a “non-qualified deferred compensation plan”, as defined in Section 409A(d)(1) of the Code, has been in a written form that complies with Section 409A of the Code such that it could not reasonably be expected that, in the event of an audit by the Internal Revenue Service of Seller, any ERISA Affiliate or any individual participating in such Employee Benefit Plan, the additional Tax described in Section 409A(a)(1)(B) would be assessed against any such participant with respect to benefits due or accruing under such Employee Benefit Plan.

(g)          No Employee Benefit Plan is or has ever been subject to laws outside the United States or covers any current or former service provider outside the United States.

4.21         Insurance. Schedule 4.21(a) sets forth all of the insurance policies, binders, or bonds maintained by Seller, including policy number and carrier, true and correct copies of which have been made available to Buyer. Schedule 4.21(b) sets forth a correct and complete list of all pending insurance claims relating to Seller and, since December 31, 2014, any instances of a denial of coverage of Seller by any insurance company with respect to any of such pending claims. Seller is insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Seller is in material compliance thereunder and all premiums which are due and payable have been paid; and all claims thereunder have been filed in due and timely fashion. To Seller’s Knowledge, no event or condition has happened or presently exists with respect to any insurer that constitutes a material default or material breach or, after a notice or lapse of time, or both, would constitute a material default or material breach by such insurer under any of the insurance policies of Seller.

4.22         Prohibited Payments. Seller has not, directly or indirectly: (a) made or agreed to make any contribution, payment or gift to any government official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under any Applicable Laws; (b) established or maintained any unrecorded fund or asset for any purpose or made any false entries on the Books and Records of Seller for any reason, that was illegal under any Applicable Laws; (c) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office; or (d) paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, government official or other party, which (i) in any manner relates to the Acquired Assets or the Business, and (ii) is or was illegal under any Applicable Laws at the time of such payment.

4.23         Intellectual Property and Information Technology.

(a)           Schedule 4.23(a) sets forth, for the Intellectual Property owned by Seller, a correct and complete list of all U.S., state and foreign: (i) Patents issued or pending, (ii) Trademark registrations and applications for registration (including Internet domain name registrations) and material unregistered Trademarks and (iii) Copyright registrations and applications for registration, including, where applicable (i.e., not including items not subject to registration or an application for registration), the name of the registered owner, date of registration or application and name of registration body where the registration or application was made. All renewal and maintenance fees in respect of the items listed on Schedule 4.23(a) (if applicable) have been duly paid, and none of the registrations therefor are currently the subject of any challenge, opposition, nullity Proceeding or interference nor, to Seller’s Knowledge, any threat in writing to commence same.

(b)          Schedule 4.23(b) sets forth all material Software that is owned by Seller.

(c)          Each Seller owns, or possesses all licenses or other legal rights necessary to use, sell, distribute or license, all Acquired Intellectual Property, free and clear of all Encumbrances (other than the terms and conditions of any Third Party Licenses). Each item of Acquired Intellectual Property will, immediately subsequent to Closing, continue to be owned or available for use, sale, distribution or license by Buyer on terms which are identical to those pursuant to which Seller, immediately prior to Closing, owned or had the right to use, sell, distribute or license, as applicable, such item. Such Seller has licenses for all Commercial Software used in the Business and use of such Commercial Software is in accordance with such licenses.

(d)           Except as set forth on Schedule 4.23(d):

(i)             no claims, or, to Seller’s Knowledge, threats of claims, have been asserted in writing by any Person against Seller within the past three years alleging that the use, sale, distribution or license of any Acquired Intellectual Property, or the conduct of the business of Seller, infringes, misappropriates, dilutes or otherwise violates any Intellectual Property of any Person;

(ii)           neither the use, sale, distribution or license of any Acquired Intellectual Property nor the conduct of the Business by Seller has infringed, misappropriated, diluted or otherwise violated or currently infringes, misappropriates, dilutes or otherwise violates, any Intellectual Property of any Person;

(iii)           no Person is infringing, misappropriating, diluting or violating any Acquired Intellectual Property; and

(iv)          Seller has not undertaken or authorized legal counsel to undertake any investigation or to write an opinion as to whether any Acquired Intellectual Property infringes, misappropriates or otherwise violates any third-party Intellectual Property.

(e)          Except for Commercial Software and other than Intellectual Property which is the subject of Third Party Licenses, (i) Seller is the sole and exclusive owner of the Acquired Intellectual Property (free and clear of any Encumbrances) (“Owned Intellectual Property”), (ii) Seller is not obligated to pay any continuing fees, royalties or other compensation or consideration to any Person (including to any employee of Seller or other developer) with respect to any such Owned Intellectual Property, and (iii) all such Owned Intellectual Property was developed, created and designed by employees of Seller acting within the scope of their employment or by consultants or contractors who have assigned all of their right, title and interest in and to such Owned Intellectual Property pursuant to agreements listed on Schedule 4.23(e). No government funding or university or college facilities were used in the development of the Acquired Intellectual Property.

(f)           Seller has taken all necessary measures to safeguard and maintain Seller’s rights in, and the proprietary and confidential nature of, the Acquired Intellectual Property, including, showing or including all necessary or appropriate copyright, patent, trademark or attribution notices. All officers, managers, partners, employees, consultants and contractors of Seller who have access to or were involved in the development of Owned Intellectual Property have executed and delivered to Seller an agreement regarding the protection of such Acquired Intellectual Property, and the assignment to or ownership by Seller of all Intellectual Property arising from the services performed for Seller by such Persons. No current or prior officer, manager, partner, employee or consultant of Seller claims, and Seller is not aware of any grounds to assert a claim to, or any ownership interest in, any such Intellectual Property as a result of having been involved in the development, creation or design of such property while employed or engaged by or consulting to Seller, or otherwise.

(g)          The computer software, hardware, systems, databases and information technology services used in the operation of the Business (the “Computer System”) adequately meets the needs of the Business and operations of Seller as currently conducted. Seller has arranged for commercially reasonable disaster recovery or back-up data processing services adequate to meet its data processing needs and has made available a copy of the same to Buyer. Seller has not suffered (i) any failures or breakdowns in the Computer System within the past twelve (12) months which have caused any substantial disruption or interruption in its business or (ii) to Seller’s Knowledge, any unauthorized breaches of the security thereof.

4.24         Conflicts of Interest. Except as set forth on Schedule 4.24, no direct or indirect equity holder of Seller, Key Employee, partner or officer of Seller, Affiliate of any of the foregoing or Family Member of any of the foregoing: (a) is indebted to Seller, nor is Seller indebted to any such Person (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses); (b) owns, directly or indirectly, any interest in (excepting not more than 1% stock holdings for investment purposes in securities of publicly held and traded companies) or is a Representative of any Person which is a competitor, lessor, lessee, customer, service-provider  or supplier of Seller; (c) owns, directly or indirectly, in whole or in part, any tangible or intangible property which Seller is using or the use of which is necessary for the business of Seller; or (d) has any cause of action or other claim whatsoever against, or owes any amount to, Seller, except for claims in the Ordinary Course of Business, such as for accrued vacation pay, accrued benefits under Employee Benefit Plans and similar matters and agreements.

4.25         Books and Records. The Books and Records accurately reflect in all material respects as of their respective dates the Book Value of the Acquired Assets and Assumed Liabilities being transferred to Buyer hereunder. The Books and Records are true and complete in all material respects and fairly reflect and also include all customary customer and customer‑related information reasonably necessary to operate the business in respect of the Acquired Assets and Assumed Liabilities being acquired or assumed under this Agreement in substantially the manner currently operated by Seller. The Books and Records are in compliance in all material respects with all requirements of Applicable Laws.

4.26         Investment Representations

(a)          Private Placement. Seller acknowledges and understands that the shares of Parent Common Stock to be issued to Seller at Closing and any shares of Parent Common Stock issued as Earnout Payments (all such shares, collectively, the “Parent Shares”) will be issued in a transaction exempt from registration under (a) the Securities Act, by reason of Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder, and (b) applicable state securities laws, and Parent is relying in part upon the truth and accuracy of the representations, warranties and agreements of Seller set forth herein in order to determine the availability of such exemptions. Seller has been advised, and acknowledges and understands, that the Parent Shares: (i) have not been, and will not be, registered under the Securities Act or any state securities laws, (ii) constitute “restricted securities” as defined in Rule 144 promulgated under the Securities Act and (iii) may not be offered for sale, sold, assigned or transferred unless they are registered under the Securities Act and applicable state securities laws or unless exemptions from such registration requirements are available. Seller is acquiring Parent Shares in connection with the Transaction for its own account, for investment and not with a view to, or for resale in connection with, any public sale or distribution thereof within the meaning of the Securities Act, and Seller does not have a present arrangement to effect any distribution of the Parent Shares to or through any Person. Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment and is able to bear the economic risk of such investment for an indefinite period of time. Seller has access to all reports filed by Parent pursuant to the Exchange Act, and has been furnished with all additional information relating to Parent and the Parent Shares as desired in order to evaluate the merits and risks inherent in investing in the Parent Common Stock. Seller has been afforded the opportunity to ask questions of the Buyer and Parent. Seller has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to an investment in the Parent Shares. Seller has not been offered the Parent Shares by any form of general advertising or general solicitation.

(b)          Accredited Investor Status. Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(c)          Legended Shares. Seller understands that the Parent Shares shall be subject to, and any certificate(s) representing the Parent Shares will bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the Parent Shares in violation of the restrictions on transfer set forth herein) and any legend as may be required by the “blue sky” laws of any state:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT OR (B) AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE ACCEPTABLE TO THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S COMMON STOCK, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that:

5.1           Incorporation and Company Power. Buyer is a duly organized, validly existing federal savings association chartered under federal law. Buyer has all the banking power and authority necessary and required to enter into and consummate the Transactions.

5.2           Required Action. Buyer has all requisite power and authority to execute and deliver this Agreement and each other Buyer Document to which Buyer is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and consummation of this Agreement and each other Buyer Document has been duly and validly authorized by the governing body of Buyer in accordance with the requirements of its organizational documents and all Applicable Laws, and no other company action is necessary by Buyer to consummate the Transactions.

5.3           Authorized Execution. This Agreement and each other Buyer Document has been duly executed and delivered by a duly authorized officer of Buyer. This Agreement and each other Buyer Document constitutes the legal, valid and binding agreement and obligation of Buyer, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, receivership, and other similar laws affecting the rights of creditors generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

5.4           Non‑Violation of Other Agreements. Except the Regulatory Approvals required to be obtained pursuant to Section 9.1(g) prior to Closing, the execution and delivery of this Agreement and each other Buyer Document to which it is a party, and compliance with their terms and provisions by Buyer and the execution of any document required to be executed by Buyer do not and will not:

(a)          Violate, conflict with or result in the breach of (i) its charter or bylaws, (ii) any Applicable Laws; or (iii) any of the terms, conditions or provisions of any agreement or instrument to which Buyer is a party, or by which Buyer is bound, the impact of which is reasonably likely to have a material adverse effect on Buyer’s ability to consummate the Transactions and perform its obligations contemplated by this Agreement;

(b)          Result in the creation or imposition of any Encumbrance or restriction of any nature whatsoever upon any of the property, Contracts or business of Buyer, the impact of which is reasonably likely to have a material adverse effect on Buyer’s ability to consummate the Transactions and perform its obligations contemplated by this Agreement; or,

(c)          Require the consent of any party to a Contract with Buyer in order to keep the Contract enforceable, the impact of which is reasonably likely to have a material adverse effect on Buyer’s ability to consummate the Transactions and perform its obligations contemplated by this Agreement.

5.5           Litigation. There is not pending, or to the knowledge of Buyer threatened, any Proceeding, nor is Buyer the subject of any Order, or investigation or inquiry by a Governmental Body to which Buyer is a party or which involves its business operations, any of its property or any property leased by it, in each case that would adversely affect the performance of Buyer under this Agreement or the consummation of the Acquisition.

5.6          Advisor Fees. Buyer has not retained, utilized or been represented by any broker, agent, investment bank, finder or other intermediary in connection with the negotiation or consummation of the Transactions, other than Sandler O’Neil + Partners, the fees and expenses of which will be the sole responsibility of Buyer.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Seller that:

6.1           Incorporation and Company Power. Parent is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority necessary and required to enter into and consummate the Transactions.

6.2           Required Action. Parent has all requisite power and authority to execute and deliver this Agreement and each other Parent Document to which Parent is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and consummation of this Agreement and each other Parent Document has been duly and validly authorized by the governing body of Parent in accordance with the requirements of its organizational documents and all Applicable Laws, and no other company action is necessary by Parent to consummate the Transactions.

6.3           Authorized Execution. This Agreement and each other Parent Document has been duly executed and delivered by a duly authorized officer of Parent. This Agreement and each other Parent Document constitutes the legal, valid and binding agreement and obligation of Parent, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, receivership, and other similar laws affecting the rights of creditors generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

6.4           No Conflict; Required Filings and Consents

(a)           Except as set forth on Schedule 6.4(a), the execution and delivery by Parent of this Agreement and each other Parent Document and the compliance with their respective terms and conditions does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any right or obligation or loss of any benefit or creation of any Encumbrance on any asset of Parent, under (i) any provision of Parent’s charter documents and bylaws or equivalent organizational documents, each as amended to date, (ii) any agreement or instrument to which Parent is a party or to which any of its respective properties or assets is bound, (iii) any Permit or Order applicable to Parent or any of its respective properties or assets, or (iv) Applicable Laws with respect to Parent or any of its properties or assets; except, in the case of clauses (ii), (iii) and (iv) for such conflicts, violations, defaults and other occurrences that would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries taken as a whole.

(b)          Except as set forth on Schedule 6.4(b), no consent, approval or authorization of, or registration, qualification or filing with, any Governmental Body is required for the execution and delivery by Parent of this Agreement and each other Parent Document or for the consummation by Parent of the Transactions, other than (i) such filings and notices as may be required by (A) any applicable federal or state securities or “blue sky” laws, including the filing with the SEC of a Form D, as required under Regulation D under the Securities Act, one or more Current Reports on Form 8-K with respect to the Transactions, and such other reports or filings as may be required under the Exchange Act and the Securities Act and the rules and regulations thereunder in connection with the execution, delivery and performance of Parent’s and Buyer’s obligations under this Agreement and the Transactions, and (B) the NASDAQ Global Stock Market (or the rules and regulations thereof), and (ii) authorizations, approvals, orders, Permits or consents which if not obtained, or notices, registrations, declarations or filings which if not made, would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries taken as a whole.

6.5           SEC Reports. Parent has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since October 1, 2015 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Global Stock Market.

6.6           Litigation. Except as disclosed on Schedule 6.6, there is not pending, or to the Parent’s Knowledge threatened, any Proceeding, nor is Parent the subject of any Order, or investigation or inquiry by a Governmental Body to which Parent is a party or which involves its business operations, any of its property or any property leased by them, in each case that would adversely affect the performance of Parent under this Agreement or the consummation of the Transactions.

6.7           Parent Shares. All of the Parent Shares to be issued pursuant to the Transactions (a) will be, when issued, duly authorized and validly issued, fully paid and nonassessable, free of preemptive rights and Encumbrances (other than Encumbrances set forth in this Agreement and the other Transaction Documents and any Encumbrances under federal and state securities laws), and (b) assuming the accuracy of the representations and warranties in Section 4.26, will be issued pursuant to an exemption from registration under the Securities Act and state securities laws.Brokers. Parent has not retained, utilized or been represented by any broker, agent, investment bank, finder or other intermediary in connection with the negotiation or consummation of the Transactions, other than Sandler O’Neil + Partners, the fees and expenses of which will be the sole responsibility of Buyer.

ARTICLE 7
PRE‑CLOSING COVENANTS

The Parties agree as follows with respect to the period from and after the execution of this Agreement until the earlier of the Closing Date or the date this Agreement is terminated in accordance with Article 11 (the “Interim Period”).

7.1           Full Access. In order that Buyer shall have the full opportunity to make such investigations as it shall reasonably desire concerning the Business and the Acquired Assets, Seller shall, during the Interim Period and subject to Section 8.05(d) of this Agreement:

(a)          Give Buyer, its employees, counsel, accountants and other authorized representatives, as reasonably necessary, to conduct the investigation, reasonable access, upon reasonable notice to Seller and at reasonable times without unduly interfering with the conduct of business of Seller, to all of the facilities, properties, Contracts and Books and Records of Seller;

(b)          Furnish to Buyer all additional financial, operating and other information concerning Seller and its affairs related to the Business, as Buyer may reasonably request; and

(c)           Instruct the employees, counsel and financial advisors of Seller to reasonably cooperate with Buyer in its investigation of Seller.

7.2           Conduct of Business Prior to the Closing Date. Except as may be first approved in writing by Buyer or as is otherwise permitted or contemplated in this Agreement, during the Interim Period, Seller shall:

(a)          Maintain its corporate existence in good standing;

(b)          Maintain the general character of the Business and conduct the Business in the Ordinary Course of Business in accordance with Applicable Laws;

(c)          Maintain proper business and accounting records generally in accordance with past practices;

(d)          Maintain the Acquired Assets in normal repair and condition, normal wear and tear and damage excepted;

(e)          Preserve its business organizations intact, use its reasonable efforts to maintain current relationships with suppliers, customers, independent contractors and others having significant business relations with it, and use its reasonable efforts to procure the willingness of all of the personnel employed or contracted by it immediately prior to the execution of this Agreement who are material to the success of the Business to continue in its employ or under Contract on substantially the same terms and conditions as those on which such personnel were employed or were under Contract immediately prior to the execution of this Agreement, except as otherwise agreed upon by the Parties;

(f)           Maintain in full force and effect insurance comparable in amount and in scope of coverage to that maintained by it on the date hereof;

(g)          Perform all of its material obligations under all Leases and Acquired Contracts; and

(h)          Comply in all material respects with and perform all obligations and duties imposed upon it by all Applicable Laws including, but not limited to, the maintenance of all necessary Permits.

7.3           Seller Prohibited Actions Prior to the Closing Date. Except as otherwise permitted by this Agreement or disclosed on Schedule 7.3 hereto, during the Interim Period, Seller shall not:

(a)          except in the Ordinary Course of Business, (a) incur any Indebtedness for borrowed money, (b) incur any noncurrent Indebtedness for the purchase price of any fixed or capital asset, or (c) make any extension of credit or any loans to, guarantee the obligations of, or make any additional investments in, any other Person;

(b)          make any (1) material change, except in the Ordinary Course of Business, in its assets or liabilities, (2) material capital expenditures, or commitment for any material capital expenditures (whether by means of purchase, lease or otherwise), excluding expenditures for repairs in the Ordinary Course of Business, or (3) sale or other disposition of any capital asset(s) with a Book Value of twenty-five thousand dollars ($25,000) in the aggregate;

(c)          forgive or waive any material obligation or performance (past, present or future) owed to it by a third party, other than in the Ordinary Course of Business;

(d)          except as required to comply with Applicable Laws or to comply with any Contract entered into prior to the date hereof (A) adopt, enter into, terminate or materially amend (1) any Employee Benefit Plan or (2) any other Contract or policy involving Seller and one or more current or former employees or directors that is not terminable at will, (B) increase the compensation, bonus, change of control, severance or fringe or other benefits offered by Seller to any of the employees, service providers, or directors of Seller other than increases in the Ordinary Course of Business, or (C) take any action to accelerate the vesting or payment of any compensation or benefit under any Employee Benefit Plan;

(e)          terminate any Key Employee (other than for “cause”);

(f)           enter into any collective bargaining Contract or other Contract with a labor union, works council or similar organization;

(g)          make any material change in its customer agreements or arrangements or enter into new business lines;

(h)          enter into any trust, escrow, agency and similar trust company agreements, purchase orders and Contracts for goods and services, except in the Ordinary Course of Business in accordance with Applicable Laws;

(i)           except in the Ordinary Course of Business, enter into any agreement resulting in the imposition of any mortgage or pledge of its assets or the creation of any Encumbrance on any of its assets;

(j)           sell, assign or transfer, any Acquired Contract;

(k)          amend, waive or modify in any material respect or terminate or fail to renew any Acquired Contract (other than in the Ordinary Course of Business) or enter into any Contract that would constitute a Material Contract if in effect on the date of this Agreement;

(l)           sell, transfer, assign, license, encumber or otherwise dispose of, or enter into any Contract, agreement or understanding to sell, transfer, license, assign, encumber or dispose of, any of the Acquired Assets, except in the Ordinary Course of Business;

(m)         enter into any Contract with respect to the voting or transfer of its capital stock, voting securities or other equity interests;

(n)          implement or adopt and change its tax or financial accounting principles, practices or methods, other than as may be required by GAAP or Applicable Laws;

(o)          take any action which would prevent compliance with any of the conditions to the consummation of this Agreement or that would reasonably be expected to make any representation or warranty in this Agreement inaccurate or become inaccurate in any material respect;

(p)          make any acquisition (including by merger, consolidation, stock acquisition or otherwise) of the capital stock or assets of any other Person;

(q)          declare, set aside or pay any dividends on, or make any other distributions (whether in Cash, stock or property or any combination of the foregoing) in respect of, any of its capital stock or other equity securities;

(r)          except as permitted by this Section 7.3, knowingly take, or knowingly permit its Affiliates to take, any action impairing after Closing Buyer’s rights in any Acquired Asset;

(s)          make, revoke or modify any material Tax election, settle or compromise any material Tax Liability, file any amended Tax Return, consent to or otherwise extend the statute of limitations with respect to any Tax, or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other agreement with any taxing Governmental Body; or

(t)          directly or indirectly agree or commit to take any of the foregoing actions.

7.4           Reasonable Best Efforts; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Transaction, including using its respective reasonable best efforts to cause the conditions to Closing to be satisfied as promptly as practicable. Without limiting the generality of the foregoing, each Party agrees to furnish the others with such necessary information and reasonable assistance as may be reasonably requested in connection with obtaining the Regulatory Approvals and making all necessary registrations and filings (including filings with Governmental Bodies) and taking such steps as may be necessary to obtain the Regulatory Approvals, or to avoid a Proceeding by, any Governmental Body.

7.5           Notice of Potential Material Adverse Change. During the Interim Period, each Party will give prompt written notice to the other Party of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of its representations or warranties contained herein had such representation or warranty been made as of the time of such event, fact or condition, (ii) the occurrence or non-occurrence of any event or the existence of any fact or circumstance which would result in a Material Adverse Change or Buyer’s inability to consummate the Transaction or (iii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

7.6           Disclosure. No Party or its respective representatives shall make any public disclosure concerning this Agreement or the Transactions contemplated herein without the mutual consent of each of the other Parties to the timing and content of the disclosure; provided, however, the Parties may make any disclosure required in connection with the making of any application or filing necessary to effect the Transactions or necessary to maintain compliance with Applicable Laws after providing such disclosure to the other Parties; provided, however, that the Parties will make reasonable efforts to consult with one another with respect to any such disclosures.

7.7           Employment Agreements. Seller shall in good faith reasonably assist Buyer in entering into employment agreements with those employees of Seller set forth on Schedule 7.7.

7.8           No Solicitation. During the Interim Period, neither Seller nor any of its Affiliates or Representatives, shall: (a) solicit, initiate, encourage, facilitate or accept any other inquiries, proposals or offers from any Person relating to a sale of Seller or any part of its stock, assets or Business, or a merger, consolidation, or re-capitalization involving Seller (“Alternative Transaction”); (b) participate in any discussions, conversations, negotiations or other communications with any other Person regarding an Alternative Transaction; or (c) provide any nonpublic information regarding this Agreement, Seller or Confidential Information (including legal and contractual documentation or any financial information, projections or proposals regarding any of their respective businesses) to any Person (other than to Parent, Buyer or their respective Representatives), that could reasonably be expected to have (or, to Seller’s Knowledge, has) an interest in entering into an Alternative Transaction, or that could reasonably be expected to disclose any such information to any such Person. Seller shall, and shall cause its Representatives and Affiliates to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. During the Interim Period, Seller will immediately notify Buyer regarding any bona fide Alternative Transaction proposal, or any inquiry or other contact between Seller or its Representatives or Affiliates and any other Person regarding any of the foregoing.

7.9           Employees.

(a)          Except as set forth on Schedule 7.9(a), Buyer shall extend offers of employment as of the Closing Date to each of the Seller Employees (defined as of such date not as of the date of this Agreement) as of such date (such employees, the “Potential Employees”). Seller shall reasonably assist, and shall reasonably cause its Affiliates to assist, Buyer’s solicitation of Potential Employees to accept employment with Buyer or Affiliates of Buyer. For the avoidance of doubt, Potential Employees shall include any Seller Employees (as defined herein) who are on any approved leave of absence or who are on short-term or long-term disability as of the Closing Date, provided, however, that Buyer shall offer employment to such Potential Employees commencing as of the date on which the leave ends or the disability ends, as applicable.

(b)          Buyer agrees that, with respect to each such Potential Employee, Buyer shall (i) make such offer at least fifteen (15) days prior to the Closing Date, and (ii) offer to such individual (A) base salary that is no less than the annual base salary or hourly wage in effect for such Potential Employee as of the Effective Time and (B) annual incentive compensation and health and welfare benefits that are no less favorable, in the aggregate, to the incentive compensation and health and welfare benefits offered by Buyer to similar level employees within Buyer’s workforce as of the date of Buyer’s offer to such Potential Employee. Potential Employees who accept offers of employment by Buyer prior to the Closing Date and become employees of Buyer or any of its Affiliates by reporting for work with Buyer or any of its Affiliates on the first Business Day following the Closing Date or within five (5) Business Days after the Closing Date (or such date they were scheduled to return to work from their illness, disability, leave of absence or vacation) as may be applicable to Potential Employees shall be referred to herein as “Retained Employees.” All Retained Employees will be removed from Seller’s payroll effective as of the Closing Date. Potential Employees who are on approved leave of absence of short-term or long-term disability as of the Closing Date and who accept offers of employment by Buyer or any of its Affiliates prior to the Closing Date, conditioned upon their return to active service within six (6) months following the Closing Date, and who become employees of Buyer or any of its Affiliates following the later of the first Business Day following the Closing Date and three (3) Business Days after the Closing Date, shall be Retained Employees as of their first day of employment with Buyer or any of its Affiliates.

(c)          At Closing, all wages and salaries, workers’ compensation payments and other accrued benefits and social security and unemployment taxes of employees of the Business (including Retained Employees) shall be paid by Seller for the period prior to and including the Closing Date. In addition, Seller shall (i) at Closing pay all performance and incentive bonuses and annual bonuses that a Retained Employee would otherwise be entitled to under any existing formula based performance or incentive agreement or other existing formula based bonus policy or arrangement applicable to such Retained Employee as though such Retained Employee shall have completed his or her service for the current annual or other period as to which such bonus relates (and a copy of such computation shall be delivered to Buyer at least three (3) Business Days prior to the Closing Date), (ii) at Closing terminate its life insurance plans as well as the Seller FSA, in each case subject to any post-termination rights of the Retained Employees under Applicable Laws, and (iii) after expiration of the COBRA Transition Period terminate, and for such COBRA Transition Period continue to maintain, its Employee Benefit Plans that are medical, dental, or vision plans (or other programs for which COBRA (or similar state law) continuation coverage is generally available). For the avoidance of doubt, from and after the Closing Date through the remainder of calendar year 2016 (or if the Closing has not occurred by December 31, 2016, then until the last day of the calendar month in which Closing occurs or, if later, through the first date that Retained Employees are eligible to participate in the Buyer’s or its Affiliates’ medical, dental and vision (or other continuation coverage eligible) plans (the “Covered Plans”)) (such period, the “COBRA Transition Period”), Buyer will pay or reimburse the Retained Employees for 100% of the COBRA continuation coverage premiums in respect of such Retained Employee’s continuation coverage under the Seller’s plans, as elected, during the COBRA Transition Period so long as the Retained Employee continues employment with the Buyer or its Affiliates during such period.  The Retained Employees shall be eligible for participation and coverage under the Buyer’s or its Affiliates’ (i) Covered Plans after the COBRA Transition Period, and (ii) other welfare plans that are not Covered Plans following the Closing Date, , subject in all cases to the terms of such plans and arrangements maintained by the Buyer or its Affiliates (giving credit for the service of such Retained Employee with Seller). The Seller, for so long as it maintains its plans consistent with the terms of this Agreement, and thereafter the Buyer (or its Affiliates), shall comply or shall cause their insurers to comply with all requirements under the Consolidated Omnibus Budget Reconciliation Act of 1984, as amended (“COBRA”), in connection with notices of options for continuation of health care coverage under COBRA with respect to any employee of Seller prior to Closing or any qualified beneficiary of such employee (as defined in COBRA). From and after the Closing Date, Buyer shall have sole responsibility under WARN with respect to cessation of the employment with Buyer of any of the Retained Employees.

(d)          Nothing contained herein shall (i) confer upon any former, current or future employee of Seller or its Affiliates or Buyer or its Affiliates or any legal representative or beneficiary thereof any rights or remedies, including any right to employment or continued employment of any nature, for any specified period, or (ii) cause the employment status of any former, present or future employee of Buyer or its Affiliates to be other than terminable at will.

(e)          Seller shall waive and cause its Affiliates to waive any noncompetition, nonsolicitation, confidentiality and other restrictions that may be applicable to the Retained Employees that would otherwise limit the scope of the Retained Employees’ services to Buyer or its Affiliates after Closing.

(f)           The Parties shall (i) treat Buyer as a “successor employer” and Seller as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to all employees of Buyer for purposes of taxes imposed under the United States Federal Unemployment Tax Act and the United States Federal Insurance Contributions Act and (ii) use reasonable best efforts to implement the alternate procedure described in Section 5 of Revenue Procedure 2004-53.

7.10         Conversion Planning and Execution. During the Interim Period, Seller will provide reasonable cooperation with and reasonably assist Buyer in planning a conversion to transition the Business from Seller to Buyer including the transition of Seller’s electronic data to an electronic file format mutually agreeable to all Parties on the Closing Date. Buyer shall pay all of such costs relating to such conversion.

7.11         Insurance Proceeds and Casualty Payments. In the event of any material damage, or destruction affecting the Acquired Assets during the Interim Period, Seller shall deliver to Buyer notice of such damage or destruction and, at Buyer’s election, shall either fix or repair such damage or destruction (which repair must be completed prior to Closing Date in accordance with Applicable Laws and in a workmanlike manner, using materials consistent with the quality of the damaged or destroyed materials) or pay to Buyer the insurance proceeds, to the extent of the replacement cost with respect to the tangible personal property included in the Acquired Assets received (or with respect to insurance proceeds, which would be received assuming Seller’s insurance policy had no deductible) by the applicable Seller as a result thereof.

7.12         Disclosure Schedules. From time to time prior to Closing, Seller shall promptly supplement or amend the Disclosure Schedules hereto (each, a “Schedule Update”) with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such sections of the Disclosure Schedules. Notwithstanding the foregoing, a Schedule Update shall not be given effect for the purpose of determining whether a condition to Closing in Section 9.1(a) has been satisfied unless such update is necessitated by events subsequent to the date of this Agreement (or items that have come to the Seller’s Knowledge with respect to events prior to the execution of this Agreement where a representation herein would be affected by such events and is qualified by the Knowledge of the Seller), in which event the Buyer shall have the right to terminate this Agreement if such condition would not be satisfied absent the Schedule Update (taken together with all Schedule Updates delivered prior to the time of delivery of such Schedule Update) by delivering a notice of termination to Seller within ten (10) Business Days following receipt of such Schedule Update.

7.13          Additions to Acquired Contracts.  No later than 5 Business Days prior to the Closing Date, Seller shall deliver to Buyer a schedule of all Contracts to which Seller is a party and by which the Business or any of the Acquired Assets is otherwise bound or subject to, which became effective with respect to Seller, the Business or the Acquired Assets on or after the date of this Agreement (each, a “New Contract”). Seller shall simultaneously deliver to Buyer copies of each such New Contract. All New Contracts shall be deemed Excluded Contracts for purposes of this Agreement unless Buyer gives Seller written notice prior to the Closing Date that Buyer desires any such New Contract to be an Acquired Contract, in which case Schedule I shall be automatically updated to add such New Contracts identified by Buyer and each such New Contract shall be an Acquired Contract. In addition, from time to time at any time prior to the Closing, Buyer may notify Seller of any other Contract(s) to which Seller is a party and by which the Business or any of the Acquired Assets is otherwise bound or subject to (each, an “Additional Contract”) which Buyer desires to be an Acquired Contract, in which case Schedule I shall be automatically updated to add such Additional Contract(s) identified by Buyer and each such Additional Contract shall be an Acquired Contract.

7.14          Jackson Hewitt Agreements.  The Parties acknowledge and agree that the Jackson Hewitt Agreements, as defined on Schedule 2.4, have not been executed as of the date hereof. The Parties agree that Schedule 2.4 shall be updated prior to the Closing Date to reflect the dates of execution of the Jackson Hewitt Agreements.

ARTICLE 8
POST‑CLOSING COVENANTS

8.1           Continued Cooperation. Each of the Parties agrees that from and after the Closing Date, upon the reasonable request of any other Party hereto from time to time, it shall execute and deliver, or cause to be executed and delivered, such further instruments and take such other actions as may be necessary or desirable to carry out the Transactions or to vest, perfect or confirm ownership of the Acquired Assets (including in all Acquired Intellectual Property) in Buyer. Seller shall reasonably cooperate with Buyer (i) in determining whether (x) any action must be taken by or in respect of, or any filing must be made with, any Governmental Body or (y) any actions, consents, approvals or waivers are required to be obtained under any Acquired Contracts or Permits, in each case in connection with the consummation of the Transactions; and (ii) in taking such actions or making any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such actions, consents, approvals or waivers. Without limiting the generality of the foregoing, after Closing, Buyer shall have the right and authority to endorse, without recourse, the name of Seller on any check or other evidence of indebtedness received by Buyer on account of any Acquired Asset (but Buyer shall not have such right and authority with respect to any check or other evidence of indebtedness received by Buyer on account of any Excluded Asset), and Seller shall deliver to Buyer at Closing copies of such documents reasonably requested by Buyer, certified by Seller, to permit Buyer to deposit such checks or other evidences of indebtedness in bank accounts in the name of Buyer. As of Closing, Seller shall constitute and appoint Buyer the true and lawful attorney of Seller with full power of substitution, in the name of Seller, or in the name of Buyer, at the expense of Buyer and for the benefit of Buyer, (a) to collect, assert or enforce any claim, right or title of any kind in or to the Acquired Assets, to institute and prosecute all actions, suits and proceedings which Buyer may deem proper in order to collect, assert or enforce any such claim, right or title, to defend and compromise all actions, suits and proceedings in respect of any of the Acquired Assets, and to do all such acts and things in relation thereto as Buyer shall reasonably deem advisable and (b) to take all action which Buyer may deem reasonably proper in order to provide for Buyer the benefits of or under any of the Acquired Assets where any required consent of a third party to the assignment thereof to Buyer shall not have been obtained; provided, however, that Seller shall have no Liability for any such actions taken by Buyer. Seller acknowledges that such powers are coupled with an interest and shall not be revocable by it in any manner or for any reason, including the liquidation or dissolution of Seller, and that Buyer shall be entitled to retain for its own account any amounts collected pursuant to such powers, including any amounts payable as interest in respect thereof. Such powers shall be granted by such powers of attorney and other instruments as shall be reasonably requested by Buyer.

8.2           Transfer of Books and Records. As soon as commercially reasonable following the Closing Date, but in no event later than fifteen (15) Business Days after the Closing Date, Seller shall provide the following documents which are in possession of Seller in connection with or relating to the Acquired Assets and the Assumed Liabilities (the “Books and Records”): originals (or an alternative form, if originals are unavailable) of all documents retained by Seller in the Ordinary Course of Business or otherwise in its possession that relate to the Acquired Assets or the operation of the Business either in paper or electronic form; provided, however, that Seller shall not be required to provide Tax Returns or workpapers related to Taxes (other than the Tax Returns required to be made available to Buyer pursuant to Section 4.8(a)). Buyer acknowledges that some of Seller’s documents and records may be available only in the form of photocopies, file copies or other non‑original and non‑paper media.

8.3           Electronic Records, Conversion, and Servicing.

(a)          From and after Closing, each Party to this Agreement agrees to cooperate with the other Parties in responding to any reasonable request for information regarding or contained in the Books and Records.

(b)          From and after Closing, Buyer and Seller each agrees to permit the Governmental Bodies with authority over Buyer or Seller, as the case may be, to reasonably access the Books and Records of which Buyer or Seller has custody and to use, inspect, make extracts from or request copies of any such records in the manner and to the extent requested, and to duplicate, in the discretion of such Governmental Bodies, any record in the form of microfilm or microfiche pertaining to such Books and Records.

(c)          From and after Closing, Buyer shall not destroy any of the transferred records unless Buyer complies with the retention requirements of Applicable Laws or it receives the prior consent of Seller. Seller not shall destroy, or allow the destruction of any of the retained records, unless Seller complies with the retention requirements of Applicable Laws or it receives the prior consent of Buyer.

8.4           Tax Matters.

(a)          Within five (5) days after the Closing Date, Seller shall deliver to Buyer all original forms, records and documents in its possession (or copies thereof if originals are not in Seller’s possession) regarding tax identification number certification and back‑up holding requests, provided that Seller shall be entitled to retain a copy of all such forms, records and documents for its files and provided that the delivery of such forms, records, and documents is permitted by Applicable Laws.

(b)          After Closing, Seller, on the one hand, and Buyer, on the other hand, (i) will promptly inform the other party in writing of any notice that it receives of any Proceeding, request for documents or information related to Taxes that could affect the Tax liability of the other party, (ii) will each provide the other party, at the other party’s expense, with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, Proceeding or determination by any taxing authority or judicial or administrative Proceeding relating to liability for Taxes, (iii) will each retain and, at the other party’s expense, provide to the other party all records and other information that may be reasonably relevant to any such Tax Return, Proceeding or determination and (iv) will each provide the other party with any final determination of any such Tax Return, Proceeding or determination that affects any amount required to be shown on any Tax Return of the other party for any period. Without limiting the generality of the foregoing, Seller will retain, until the expiration of the applicable statutes of limitation (including any extensions thereof), copies of all Tax Returns, supporting work schedules and other records relating to tax periods or portions thereof of Seller ending on or prior to the close of the Closing Date.

(c)          For all purposes under this Agreement involving the determination of Taxes (including the determination of Taxes that constitute Excluded Liabilities), in the case of Taxes that are payable with respect to any period that includes but does not end on the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible) or other transaction-based Taxes or (z) employment, social security or other similar Taxes, deemed equal to the amount which would be payable if the taxable year ended at the close of business on the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending at the close of business on the Closing Date and the denominator of which is the number of calendar days in the entire period. Buyer and Seller agree to utilize the alternate procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting for Retained Employees employed by Buyer.

(d)          Any documentary, stamp, transfer, sales, use, registration and other such Taxes and any conveyance fees, recording charges and other fees and charges incurred in connection with the Acquisition (collectively, “Transfer Taxes”) shall be borne 50% by Buyer (who shall pay such amounts to the Seller) and 50% by Seller. Seller shall pay all Transfer Taxes to the applicable Governmental Body when due, and Seller shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and if required by Applicable Laws, Buyer shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

8.5           Restrictive Covenants. In furtherance of, and ancillary to, the Acquisition and to protect the value and goodwill of the Business and the Acquired Assets, Seller covenants and agrees as follows:

(a)          Non‑Compete. For a period commencing on the Closing Date and ending on the three (3) year anniversary of the Closing Date (the “Restricted Period”), in consideration of the purchase of the Acquired Assets and the assumption of Assumed Liabilities by Buyer, Seller will not, directly or indirectly (i) own, manage, operate, control, participate in, or otherwise carry on a business similar to or competitive with the Business as conducted on the Closing Date (or any portion thereof) (the “Competitive Business”) or (ii) otherwise render services as a Representative of a Competitive Business, anywhere in a geographical area served by the Business on the Closing Date; provided, however, that nothing set forth in this Section 8.5 shall prohibit Seller from owning capital stock, as a passive investment, not in excess of 2% in the aggregate of any class of capital stock of any corporation, if such stock is publicly traded and listed on any national or regional stock exchange or on the NASDAQ market system. If the Seller violates this Section 8.5, Buyer or any of its Affiliates may proceed against Seller, in law or in equity for such damages or other relief as a court may deem appropriate. Each party subject to the restrictions in this Section 8.5 acknowledges that a violation of this Section 8.5 will cause any other Party or any of its Affiliates irreparable harm which cannot be adequately compensated for by money damages.

(b)          Non‑Interference with Customers. During the Restricted Period, in consideration of the purchase of the Acquired Assets and the assumption of Assumed Liabilities by Buyer, Seller will not, directly or indirectly, on behalf of itself or any other Person: (i) solicit, entice or induce any customer or account, or prospective customer or account of the Business or that does business with Buyer or did at any time during the three (3) years preceding the Closing Date (the “Protected Customers”) to become a customer or account of any Person other than Buyer with respect to products or services sold by Buyer as of the Closing Date, (ii) encourage, or authorize or knowingly assist any other Person to encourage, any Protected Customer to materially reduce or cease doing business with Buyer; or (iii) sell any product or provide any service to a Protected Customer if that product or service could otherwise be provided to the Protected Customer by Buyer.

(c)          Non‑Interference with Personnel. During the Restricted Period, in consideration of the purchase of the Acquired Assets and the assumption of Assumed Liabilities by Buyer, Seller will not, directly or indirectly, on behalf of itself or any other Person: (i) employ, retain, or solicit for employment or retention, or knowingly assist in the employment or retention of any person who is then or was employed or otherwise engaged in the Business at any time during the three (3) year period preceding any such employment, retention, solicitation or assistance by Seller (the “Restricted Personnel”), (ii) seek to influence or induce any Restricted Personnel to leave Buyer’s employment or service, or (iii) engage in any activity that would cause any Restricted Personnel or other individual to violate any agreement he or she has with Buyer.

(d)          Confidential Information. Any and all information disclosed by Buyer or Parent to Seller or any of Seller’s Affiliates or Representatives (collectively, the “Seller Confidential Parties”) on the one hand, or by any Seller Confidential Party to Buyer and Parent on the other hand, as a result of the negotiations leading to the execution of this Agreement, or in furtherance thereof, which information was not already known to such Seller Confidential Party, or Buyer or Parent, as the case may be, shall remain confidential to each of the Seller Confidential Parties, and Buyer and Parent, and their respective Representatives, until the Closing Date in accordance with the Non‑disclosure Agreement. Except as required by Applicable Laws, the Seller Confidential Parties shall hold in confidence all Confidential Information (whether obtained prior to or following Closing) or otherwise which is either non-public, confidential or proprietary in nature, it being understood that from and after the Closing, all Confidential Information concerning the Business shall be the proprietary and confidential information of the Buyer; provided, however, that the Seller Confidential Parties shall, subject to maintaining the confidentiality of the Confidential Information concerning the Business, be entitled to access and use such Confidential Information in order to exercise any of its rights or remedies set forth in this Agreement. The Seller Confidential Parties shall, subject to Applicable Laws, keep such Confidential Information confidential, and such Confidential Information shall not, without the prior written consent of Buyer, be disclosed by it to any Person. Notwithstanding the foregoing, in the event that a Seller Confidential Party is requested or required by law, rule, regulation or legal process (including by oral questions, interrogatories, request for information or documents, subpoena, criminal or civil investigative demand or similar process) to disclose any Confidential Information or make any disclosure that is prohibited under this Section 8.5(d), such Seller Confidential Party, will, to the extent legally permitted, provide Buyer with prompt written notice of such request so that Buyer, at its sole cost and expense, may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 8.5(d). The Seller Confidential Parties will reasonably cooperate with Buyer in such regard at Buyer’s sole cost and expense. In the event that such protective order or other remedy is not obtained or that Buyer waives compliance with the provisions of this Section 8.5(d), the Seller Confidential Parties will furnish only that portion of the Confidential Information which is legally required to be disclosed, the Seller Confidential Parties will give Buyer written notice of the information to be disclosed as far in advance as practicable, and, upon Buyer’s request and at its sole cost and expense, the Seller Confidential Parties will use their commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information so disclosed.

(e)          Material Non-Public Information of Parent. Each Seller Confidential Party acknowledges and agrees that it and any other Person receiving any Confidential Information concerning Buyer or Parent pursuant to this Agreement or in connection with the Transactions, will, until the material parts thereof become publicly available, hold such information in confidence and abide by all Applicable Laws with respect to the use or possession of material non-public information concerning Parent and its Subsidiaries.

(f)           Injunctive Relief; Modification; Extension. Each party subject to the restrictions in this Section 8.5 therefore agrees that in the event of any actual or threatened violation of this Section 8.5 and any subpart, any other Party or any of its Affiliates shall be entitled to, in addition to other remedies that it may have, a temporary restraining order and to preliminary and final injunctive relief against such breaching party, to prevent any actual or threatened violations of this Section 8.5, without the necessity of posting a bond. It is the intent and understanding of each Party hereto that if, in any action before any court or agency legally empowered to enforce this Section 8.5, any term, restriction, covenant or promise in this Section 8.5 or any subpart is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency. Further, to the extent the Seller engages in any activity restricted by this Section 8.5 or any subpart at any time during the Restricted Period, the court shall: (i) extend the duration of the covenant by a period equal to the length of time from the Closing Date to the cessation of any such breach, or such other period as the court shall deem to be warranted by the equities and (ii) order the destruction of any work product created by the Seller, directly or indirectly, in violation of this Section 8.5.

8.6           Inquiries.

(a)          Following Closing, Seller will handle and process all civil and criminal subpoenas, IRS summons, court‑ordered or government or agency or regulatory demands for documents and all similar legal notices or other information, and all notices, claims, demands of any kind from customers or third parties (collectively, “Subpoenas”) served on Seller prior to the Closing Date that relate to the Acquired Assets. Following the Closing Date, each Party shall use good faith efforts to promptly forward any such Subpoenas that relate to the Acquired Assets to the other Party, as applicable, to the addresses set forth in Section 13.5.

(b)          Each Seller authorizes and empowers Buyer on and after the Closing Date to receive and open all mail received by Buyer relating to the Acquired Assets, the Business or the Assumed Liabilities and to deal with the contents of such communications in any proper manner. Seller shall promptly deliver to Buyer any mail or other communications received by Seller after the Closing Date pertaining to the Acquired Assets, the Business or the Assumed Liabilities. Buyer shall promptly deliver to Seller any mail or other communications received by Buyer after the Closing Date pertaining to the Excluded Assets or the Excluded Liabilities. From and after the Closing Date, Seller shall refer all inquiries with respect to the Business, the Acquired Assets and the Assumed Liabilities to Buyer, and Buyer shall refer all inquiries with respect to the Excluded Assets and the Excluded Liabilities to Seller.

8.7           Employment.

(a)          Buyer shall, commencing on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, permit each Retained Employee who participated in a Code Section 125 flexible spending plan (health and/or dependent care) maintained by Seller immediately prior to Closing (the “Seller FSA”) to be eligible to participate in a Code Section 125 plan (health and/or dependent care) maintained by Buyer or any of its Affiliates (the “Post-Closing FSA”). The Post-Closing FSA shall provide that each such Retained Employee shall be credited immediately following the Closing Date under the Post-Closing FSA with amounts available for reimbursement equal to such amounts as were credited under the Seller FSA immediately prior to Closing (less any reserve for amounts incurred but not reported as of the Closing Date). Buyer shall give effect to the elections made by such Retained Employees under the Seller FSA for the remainder of the year in which the Closing Date occurs. As of the Closing Date, Seller shall provide to Buyer a written schedule of (i) all elections made by each Retained Employee under the Seller FSA for the year in which the Closing Date occurs and (ii) the total amount of contributions made by, and reimbursements provided to, each such Retained Employee under the Seller FSA as of the Closing Date in respect of the year in which the Closing Date occurs. Effective as of Closing, Seller shall cause to be transferred to Buyer in cash the excess, if any, of the aggregate accumulated contributions to Seller FSA by Retained Employees prior to the Closing Date over the aggregate reimbursement payouts made to such Retained Employees prior to Closing.

(b)          Buyer shall have no Liability to any current or former employees of Seller or its Affiliates for any accrued wages, sick leave, vacation or other paid time off, pension obligations or any other employee benefits accrued as employees of Seller or their Affiliates. Buyer will have no Liability and will not assume obligations under any Employee Benefit Plan sponsored, maintained or contributed to by Seller or its Affiliates or any other obligations (including health continuation coverage, severance obligations, fringe benefit or deferred compensation arrangements, bonus plans, incentive programs, or retiree medical coverage) to the employees or former employees of Seller. Seller and its Affiliates will be solely responsible for fulfilling, and resolving any disputes concerning, its liabilities or obligations (including health continuation coverage, bonus, incentive, severance obligations, fringe benefit or deferred compensation arrangements, bonus plans, incentive programs, or retiree medical coverage) to the employees under any such Employee Benefit Plan or with regard to any similar plans, programs, or arrangements.

(c)          Buyer shall credit each Retained Employee’s service with Seller for purposes of eligibility participation, vesting and vacation or severance accrual (but not for benefit accrual under any other plan, program, or arrangement).

(d)          Subject to the provisions of Section 7.9 hereof, nothing contained herein shall (i) confer upon any former, current or future employee of Seller or its Affiliates or Buyer or its Affiliates or any legal representative or beneficiary thereof any rights or remedies, including any right to employment or continued employment of any nature, for any specified period, or (ii) cause the employment status of any former, present or future employee of Buyer or its Affiliates to be other than terminable at will.

8.8           Change of Name.  As soon as practicable after Closing and, in no event later than thirty (30) days after Closing, Seller will prepare, execute and file the documents necessary to change its registered and assumed name to a name substantially dissimilar to “Specialty Consumer Services” and/or “SCS.” As soon as practicable after Closing and, in no event later than thirty (30) days after Closing, Seller shall not use, or permit any of its Affiliates or successors, other than Buyer, to use, the names “Specialty Consumer Services” and/or “SCS” within or in connection with any registered or assumed corporate name or Internet domain name. Furthermore, as soon as practicable after Closing and, in no event later than thirty (30) days after Closing, Seller shall not use, or permit any of its Affiliates or successors, other than Buyer, to use, any registered or assumed corporate name or Internet domain name that (i) is likely to be confused or associated with the names “Specialty Consumer Services” and/or “SCS,” or (ii) refers to any aspect of the Business.

8.9           Seller Expenses Relating to Transfer of Shares and Removal of Restrictive Legend. Upon the written request of Seller on its behalf or on behalf of any of its direct or indirect equity holders (each such equity holder and Seller, a “Transferor”), Buyer shall reimburse such Transferor for the reasonable, documented, out-of-pocket expenses actually incurred by such Transferor and paid to legal counsel relating to such Transferor’s request to remove any restrictive legend on such shares in connection with the transfer of the Parent Shares issued to Seller hereunder and held by Seller or any Transferor. Notwithstanding the foregoing (i) Buyer shall not be obligated to provide any reimbursement hereunder with respect to a transfer of shares occurring more than one-year following the date of issuance of such shares to Seller, and (ii) in no event shall Buyer be obligated to expend an aggregate amount for all Transferors pursuant to this Section 8.9 in excess of Thirty Thousand Dollars ($30,000).

8.10         Rule 144. With a view to making available to a Transferor the benefits of certain rules and regulations of the SEC which may permit the sale of the Parent Shares without registration, Buyer agrees, that during the six-month period following the six-month anniversary of the issuance of Parent Shares to Seller (or Seller’s designees pursuant to the Letter of Direction) hereunder, but only so long as shares of Parent Shares are held by a Transferor, to use reasonable efforts to (a) make available “current public information” as that term is understood and defined in Securities Act Rule 144; and (b) furnish to a Transferor, upon request, a written statement as to whether Buyer has complied with such “current public information” requirement.

8.11         No Dissolution. Seller shall not dissolve prior to the eighteen (18) month anniversary of the Closing Date; provided, however, that in the event any Claims have not been finally resolved or disposed as of such date, Seller may not dissolve until after the final resolution or disposal, as applicable, of such Claims; provided, further, that in connection with any such dissolution appropriate reserves (in an amount reasonably acceptable to Buyer) are made for, or other security reasonably acceptable to Buyer is given in respect of, any Liability of Seller hereunder.

ARTICLE 9
CONDITIONS TO OBLIGATION TO CLOSE

9.1          Conditions to Obligation of Buyer. Buyer’s obligation to consummate the Transactions is subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a)          The representations and warranties of Seller set forth in Article 4 shall be true and correct in all material respects (disregarding any “material” or “Material Adverse Change” or like qualifiers contained therein) as of Closing with the same force and effect as though made on and as of Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), except for the Seller Core Representations, which shall be true and correct in all respects.

(b)          Seller shall have performed and complied with, in all material respects, all of its agreements, obligations, covenants and conditions under this Agreement and the Seller Documents which are to be performed or complied with by Seller prior to or on the Closing Date.

(c)          Since the date of this Agreement, there shall not have occurred, and no circumstance shall exist, that would reasonably be expected to result in a Material Adverse Change.

(d)          Seller shall have delivered to Buyer a certificate, dated as of the Closing Date, executed by an officer of Seller, certifying the fulfillment of the conditions specified in Sections 9.1 (a), (b) and (c).

(e)          Each of M. Brent Turner, Eric Norona and Ghazi Dakik shall have accepted Buyer’s offer of employment.

(f)           Seller shall have obtained the Consents, in form and substance reasonably satisfactory to Buyer and Buyer’s counsel, set forth on Schedule 9.1(f) (the “Required Consents”). Copies of the Required Consents will have been delivered to Buyer.

(g)          Buyer, Parent, and Seller will have (i) made all necessary registrations and filings (including filings with Governmental Bodies) as may be necessary to avoid a Proceeding by any Governmental Body, and (ii) obtained the Regulatory Approvals, and all applicable waiting periods (and any extensions thereof) shall have expired or otherwise been terminated.

(h)          Buyer shall have received all of the deliveries described in Section 10.1 below.

9.2           Conditions to Obligation of Seller. Seller’s obligation to consummate the Transactions is subject to the satisfaction, at or prior to Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

(a)          The representations and warranties of Buyer set forth in Article 5 shall be true and correct in all material respects (disregarding any “material”, “Material Adverse Change” or like qualifiers contained therein) as of Closing with the same force and effect as though made on and as of Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), except for Buyer Core Representations, which shall be true and correct in all respects.

(b)          Buyer shall have performed and complied with, in all material respects, all of its agreements, obligations, covenants and conditions under this Agreement and the Buyer Documents which are to be performed or complied with by Buyer prior to or on the Closing Date.

(c)          Buyer shall have delivered to Seller a certificate dated as of the Closing Date, executed by an officer of Buyer, certifying the fulfillment of the conditions specified in Sections 9.2 (a) and (b).

(d)          The representations and warranties of Parent set forth in Article 6 shall be true and correct in all material respects (disregarding any “material”, “Material Adverse Change” or like qualifiers contained therein) as of Closing with the same force and effect as though made on and as of Closing (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), except for Parent Core Representations, which shall be true and correct in all respects.

(e)           Parent shall have performed and complied with, in all material respects, all of its agreements, obligations, covenants and conditions under this Agreement and the Parent Documents which are to be performed or complied with by Parent prior to or on the Closing Date.

(f)           Since the date of this Agreement, there shall not have occurred, and no circumstance shall exist, that would reasonably be expected to result in a Parent Material Adverse Effect.

(g)          Parent shall have delivered to Seller a certificate dated as of the Closing Date, executed by an officer of Parent, certifying the fulfillment of the conditions specified in Sections 9.2 (d), (e) and (f).

(h)          Buyer shall have delivered or caused to be delivered the items set forth in Section 10.2.

9.3          Conditions to the Parties’ Obligations The respective obligation of each Party to consummate the Transactions is subject to the satisfaction, at or prior to Closing, of each of the following conditions:

(a)           No Applicable Laws enacted, promulgated, issued, entered, amended or enforced by any Governmental Body shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Agreement or making the consummation of the Transactions illegal (a “Restraint”).

(b)          There shall be no pending or threatened Proceeding against Parent, Buyer or Seller or any of their respective Affiliates involving any challenge to, or seeking relief (monetary or otherwise) in connection with, the Transactions or that could have the effect of preventing, delaying, making illegal, imposing limitations or conditions on, or otherwise interfering with, the Business or the Transactions.

ARTICLE 10
ITEMS TO BE DELIVERED AT OR PRIOR TO CLOSING

10.1         Seller Closing Deliverables. At Closing, Seller shall deliver, or cause to be delivered, to Buyer the following in form and substance reasonably satisfactory to Buyer:

(a)           Bills of sale, assignments, endorsements and other documents of title (including titles for all vehicles endorsed for transfer) and other good and sufficient instruments of conveyance and transfer, as are effective to vest Buyer with full, complete and marketable right, title and interest in and to the Acquired Assets (including the Acquired Contracts), free and clear of all Encumbrances (other than Permitted Encumbrances), including assignments of Acquired Intellectual Property (such as a domain name assignment agreement).

(b)          A certificate of the secretary of Seller attaching (i) a certificate of good standing of Seller, dated not more than ten (10) days prior to the Closing Date, from the Secretary of State of Texas and from each jurisdiction in which Seller is qualified to do business; (ii) a correct and complete copy of the certificate of formation of Seller, certified by the Secretary of State of Texas as of a date not more than ten (10) days prior to the Closing Date; (iii) a correct and complete copy of the resolutions of the governing body of Seller authorizing the execution and delivery of this Agreement and each other Transaction Documents to which Seller is a party and the consummation of the Transactions; (iv) a correct and complete copy of the resolutions of the equityholders of Seller authorizing the execution and delivery of this Agreement, if applicable; and (v) incumbency and specimen signature certificates with respect to the officers of Seller.

(c)           All Consents with respect to the Transactions as are required to ensure that all Acquired Contracts and Permits necessary to the Business of Seller will continue in full force and effect without any change or modification after the consummation of the Transactions.

(d)           The Escrow Agreement, duly executed by Seller.

(e)           Customary documentation setting forth the amount of and procedure for paying off in full any Indebtedness and Seller Transaction Expenses outstanding as of Closing, in each case required to secure the release of all Encumbrances, if any, on the Acquired Assets (other than Permitted Encumbrances) and terminate all U.C.C. financing statements, if any, filed in connection therewith.

(f)           Forms of such instruments, documents or filings as may be necessary to effect the changes of Seller’s registered and assumed names as described in Section 8.8, to be filed by Seller in accordance with Section 8.8.

(g)          A certificate of non‑foreign status pursuant to Treasury Regulations Section 1.1445‑2(b)(2) from Seller.

(h)          To the extent practicable, such other Acquired Assets as shall be capable of physical delivery.

(i)           An Employment Agreement with M. Brent Turner in the form attached hereto as Exhibit B, and an Employment Agreement with each of Eric Norona  and Ghazi Dakik in a form mutually agreed by the parties thereto, each duly executed by the applicable individual (each, an “Employment Agreement” and together, the “Employment Agreements”).

(j)            A Bill of Sale and Assignment and Assumption Agreement with respect to the Acquired Assets, Assumed Liabilities and Acquired Contracts (“Assignment and Assumption Agreement”) in the form attached hereto as Exhibit C.

(k)           A Restrictive Covenant Agreement, duly executed by 1MC, in the form attached hereto as Exhibit D.

(l)           An Investment Representation Letter, duly executed by each of the Seller’s equity holders listed in the Letter of Direction, in the form attached hereto as Exhibit E.

(m)         Evidence of termination of that certain Management Services Agreement, dated as of December 31, 2013, by and between 1MC and Seller, and a waiver and release by 1MC of all its rights thereunder.

(n)          Evidence of termination of that certain Employment Agreement, dated as of December 31, 2013, by and between M. Brent Turner and Seller, and a waiver and release by SCS of all its rights thereunder.

(o)          Evidence of the resignation by M. Brent Turner from the management board of RSVP Loans, LLC.

(p)          Evidence that no Key Employee directly or indirectly owns any equity securities of Knila IT Solutions, an entity organized under the laws of India.

(q)          An intellectual property assignment agreement in form and substance reasonably acceptable to Buyer by and between 1MC and SCS transferring all intellectual property held by 1MC related to the Business and the Acquired Assets from 1MC to SCS;

(r)           Evidence of the termination of that certain Independent Contractor Agreement by and between 1MC and Steve She dated as of February 29, 2016;

(s)          An Independent Contractor Agreement by and between the Seller and Steve She in a form reasonably acceptable to the Buyer;

(t)           Such other documents and instruments as Buyer shall reasonably request in order to consummate the Transactions.

10.2         Buyer Closing Deliverables. At Closing, Buyer shall deliver or cause to be delivered to Seller the following in a form and substance reasonably satisfactory to Seller:

(a)          The payments set forth in, and in accordance with, Section 2.2.

(b)          Evidence of a book entry on the records kept by the transfer agent for the Parent Common Stock crediting the Seller with the number of shares of Parent Common Stock deliverable to Seller pursuant to Section 2.2(b)(iii).

(c)          A certificate of the secretary of Buyer attaching (i) a certificate of corporate existence of federal savings association from the OCC, dated as of a date not more than forty-five (45) days before the Closing Date, (ii) a correct and complete copy of the charter document of Buyer, together with all amendments thereto; (iii) a correct and complete copy of the resolutions of the board of directors or similar governing body of Buyer authorizing the execution and delivery of this Agreement and the Buyer Documents and the consummation of the Transactions; and (iv) incumbency and specimen signature certificates with respect to the officers of Buyer.

(d)          A certificate of the secretary of Parent attaching (i) a certificate of good standing of Parent, dated not more than ten (10) days prior to the Closing Date, from the Secretary of State of the State of Delaware; (ii) a correct and complete copy of the certificate of incorporation of Parent, together with all amendments thereto; (iii) a correct and complete copy of the resolutions of the board of directors or similar governing body of Parent authorizing the execution and delivery of this Agreement and the Parent Documents and the consummation of the Transactions; and (iv) incumbency and specimen signature certificates with respect to the officers of Parent.

(e)          The Escrow Agreement, duly executed by Buyer and the Escrow Agent.

(f)           The Employment Agreements, each duly executed by Buyer.

(g)          The Assignment and Assumption Agreement, duly executed by Buyer.

(h)          Such other documents and instruments as Seller shall reasonably request in order to consummate the Transactions.

ARTICLE 11
TERMINATION

11.1         Termination of Agreement. This Agreement may be terminated at any time prior to Closing:

(a)          By the mutual written consent of the Parties.

(b)          By Buyer or Seller, upon notice to the other Parties, if the Transactions have not been consummated on or prior to the date that is one hundred twenty (120) days from the date hereof or such later date, if any, as Buyer and Seller may agree upon in writing (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to any Party whose breach of any provision of this Agreement results in or causes the failure of the Transactions to be consummated by the Outside Date.

(c)          By Buyer, by written notice to Seller if:

(i)            there exists a breach of any representation or warranty of Seller contained in this Agreement or any Seller Document such that the closing condition set forth in Section 9.1(a) would not be satisfied;

(ii)           Seller has breached or failed to perform any of its covenants or other agreements contained in this Agreement or any Seller Document to be complied with by it such that the closing condition set forth in Section 9.1(b) would not be satisfied, and in the case of both (i) and (ii) above, such failure to perform or breach is not cured within ten (10) days after receipt of written notice thereof from Buyer or is incapable of being cured by Seller by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to Buyer if Buyer or Parent is in breach of any representation or warranty or has failed to perform any of its covenants or other agreements or contained in this Agreement, any other Buyer Document, or any other Parent Document; or

(iii)          a Material Adverse Change has occurred or a circumstance that would reasonably be expected to result in a Material Adverse Change exists.

(d)          By Seller, by written notice to Buyer and Parent if:

(i)            there exists a breach of any representation or warranty of Buyer or Parent contained in this Agreement or any Buyer Document or Parent Document such that the closing condition set forth in Section 9.2(a) or Section 9.2(d) would not be satisfied;

(ii)           Buyer or Parent has breached or failed to perform any of its covenants or other agreements contained in this Agreement, any Buyer Document, or any Parent Document to be complied with by it such that the closing condition set forth in Section 9.2(b) or Section 9.2(e) would not be satisfied, and in the case of both (i) and (ii) above, such failure to perform or breach is not cured within ten (10) days after receipt of written notice thereof from Seller or is incapable of being cured by Buyer or Parent, as applicable, by the Outside Date; provided, however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to Seller if Seller is in breach of any representation or warranty or has failed to perform any of its covenants or other agreements or contained in this Agreement or any other Seller Document; or

(iii)          a Parent Material Adverse Effect has occurred or a circumstance that would reasonably be expected to result in a Parent Material Adverse Effect exists.

(e)           By any of the Parties in the event that any Restraint shall be in effect; provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to a Party if such Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement.

11.2         Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Transactions pursuant to Section 11.1, this Agreement shall become void and there shall be no Liability on the part of any Party, other than the provisions of this Section 11.2 and Section 7.6, which will each survive any termination of this Agreement; provided, however, that nothing herein will relieve any Party from any Liability for any breach by such Party of its covenants or agreements set forth in this Agreement occurring prior to such termination. A Party’s right to terminate this Agreement is in addition to, and not in lieu of, any other legal or equitable rights or remedies which such Party may have.

ARTICLE 12
SURVIVAL; INDEMNIFICATION

12.1         Survival. The representations and warranties contained herein shall survive for twelve (12) months following the Closing Date except that: (a) the representations and warranties of Seller (i) in Section 4.1, Section 4.2, Section 4.3, Section 4.11 and Section 4.13 (the “Seller Core Representations”) shall survive indefinitely, (ii) in Section 4.8 shall survive for the period of the applicable statute of limitations with respect thereto plus sixty (60) days; and (iii) in Section 4.23 shall survive for eighteen (18) months following the Closing Date; (b) the representations and warranties of Buyer in Section 5.1, Section 5.2, Section 5.3 and Section 5.6 (the “Buyer Core Representations”) shall survive indefinitely; and (c) the representations and warranties of Parent in Section 6.1, Section 6.2, Section 6.3 and Section 6.8 (the “Parent Core Representations”) shall survive indefinitely. No Party shall have any Liability whatsoever with respect to any such representations and warranties unless a claim is made hereunder prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved. For the avoidance of doubt, notwithstanding any implication to the contrary contained in this Agreement, so long as any Party delivers written notice of a claim to another Party hereunder no later than the applicable limitation date, the Indemnifying Party shall be required to indemnify the Indemnified Party as provided in this Article 12 for all Losses (subject to the limitations in Section 12.5) that the Indemnified Party may incur in respect of the matters that are the subject of such claim, regardless of when incurred, and such claim may be pursued until the final resolution of such claim in accordance with the provisions of this Article 12.

12.2         Indemnification by Seller. Subject to the provisions of this Article 12, from and after the Closing Date, for so long as the representations, warranties, covenants and agreements of Seller survive according to the terms of Section 12.1, Seller shall indemnify, defend and hold harmless Buyer, Parent, and each of their respective Affiliates and Representatives (collectively, the “Buyer Indemnified Persons”) against any and all cost, damage, loss, liability, deficiencies, claims, interest, awards, judgments, Taxes, penalties, and expense (including court costs, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with investigating, preparing or defending the foregoing) (“Losses”) incurred or suffered by them arising out of or resulting from, directly or indirectly:

(a)          any breach of a representation or warranty, of Seller in this Agreement or any other Seller Document, or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions;

(b)          any breach of any covenant or agreement of Seller in this Agreement or any other Seller Document, or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions (including as a result of the action or failure to act of Seller);

(c)          any Excluded Liability;

(d)          any Excluded Asset; or

(e)          the ownership or operation of the Business on or prior to the Closing Date but excluding all Assumed Liabilities.

12.3          Indemnification by Buyer . Subject to the provisions of this Article 12, from and after the Closing Date, for so long as the representations, warranties, covenants and agreements of Buyer and Parent survive according to the terms of Section 12.1, Buyer shall indemnify Seller, its Affiliates and its Representatives (collectively, the “Seller Indemnified Persons”) against, and agrees to hold them harmless from, any and all Losses incurred or suffered by them arising out of:

(a)          any breach of a representation or warranty of Buyer or Parent in this Agreement or any other Buyer Document or Parent Document, or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions; or

(b)          any breach of any covenant or agreement of Buyer or Parent in this Agreement or any other Buyer Document or Parent Document, or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions (including as a result of the action or failure to act of Buyer or Parent);

(c)          any of the Acquired Assets or the Assumed Liabilities; and

(d)          the ownership or operation of the Business from and after the Closing Date, but excluding all Excluded Liabilities.

12.4         Indemnification Procedure.

(a)          A Party seeking indemnification (an “Indemnified Party”) as provided in Section 12.2 or Section 12.3 shall give written notice to the Party obligated to provide indemnification, setting forth in reasonable detail the basis of the claim for indemnification and the amount sought. The other Party (the “Indemnifying Party”), upon receipt of such written notice, shall have thirty (30) days from receipt of such written notice to: (i) pay or cause to be paid to the Indemnified Party the amount of Losses specified in the indemnification notice (or that portion thereof which the Indemnifying Party does not contest), or (ii) notify the Indemnified Party that it wishes to contest the indemnification claim (or a portion thereof), stating with reasonable particularity the basis on which it contests the claim; it being understood that unless the Indemnifying Party shall have timely delivered such notice indicating that it disputes all or a portion of the claim, the indemnification claim (or the undisputed portion thereof) shall be conclusively deemed to be valid and accepted and the amount in the notice shall be the final resolution of such claim (or undisputed portion thereof). If a dispute notice is timely delivered, the Indemnified Party and Indemnifying Party shall, during a period of thirty (30) days beginning on the date of such dispute notice from the Indemnifying Party, undertake in good faith to discuss the claim and seek a final resolution of the dispute. If a dispute notice is timely filed, a disputed indemnification claim shall be deemed to be “finally resolved” (or like construct) by (1) written agreement by the Indemnified Party and the Indemnifying Party, (2) final judgment or decree of any court of competent jurisdiction, or (3) any other means to which the Indemnified Party and the Indemnifying Party agree.

(b)          The Indemnified Party shall give prompt notice (an “Indemnification Notice”) to the Indemnifying Party of any claim or the assertion or commencement of any claim, suit, action or proceeding by a third party (“Third Party Claim”) in respect of which indemnity may be sought under Section 12.2 or Section 12.3, which Indemnification Notice shall be given within twenty (20) days from the receipt of a Third Party Claim, and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request and the amount of Losses, if known. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially prejudiced the Indemnifying Party.

(c)          If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party any and all Losses that may result from a Third Party Claim pursuant to the terms of this Agreement, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within twenty (20) days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party (which expenses shall not be applied against any indemnity limitation herein), with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that notwithstanding anything to the contrary in this Section 12.4, the Indemnifying Party shall have the right to assume the defense of any Tax audit or other proceeding and participate in the settlement thereof, at its sole cost and expense. If the Indemnifying Party does not expressly assume the defense of such Third Party Claim within the time period and otherwise in accordance with the first sentence of this Section 12.4(c), the Indemnified Party shall have the sole right to assume the defense of and to settle such Third Party Claim, subject to the following sentence. In either situation, the Indemnifying Party’s consent to any settlement of a Third Party Claim, which shall not be unreasonably withheld, conditioned, or delayed, is a condition to the Indemnifying Party’s obligation to reimburse the Indemnified Party for any amounts paid under such settlement of a Third Party Claim.

(d)          If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 12.4, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned, or delayed) before entering into any settlement of such Third Party Claim, if (1) the settlement does not unconditionally release the Indemnified Party in writing from all Liabilities in respect of such Third Party Claim, (2) the settlement imposes injunctive or other equitable relief against the Indemnified Party, or otherwise imposes any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder, (3) the settlement involves a finding or admission of wrongdoing, and (ii) the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose. In such case, the reasonable fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(e)          The indemnification required hereunder in respect of a Third Party Claim shall be made by prompt payment by the Indemnifying Party of the amount of actual Losses in connection therewith, as and when bills are received by the Indemnifying Party or Losses incurred have been notified to the Indemnifying Party, by the Indemnified Party, together with interest on any amount not repaid as necessary to the Indemnified Party by the Indemnifying Party within ten (10) days after receipt of notice of such Losses, from the date such Losses have been notified to the Indemnifying Party at a rate of interest equal to the Federal Funds Rate.

(f)           The Indemnifying Party shall not be entitled to require that any action be made or brought against any other Person before action is brought or claim is made against it hereunder by the Indemnified Party.

(g)          Each Party shall reasonably cooperate, and cause its respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

12.5         Limitations on Indemnification. Notwithstanding anything to the contrary herein:

(a)          Seller shall not be liable under Section 12.2(a) unless and until the aggregate amount of Losses with respect to all its breaches hereunder exceeds Two Hundred Fifty Thousand Dollars ($250,000) (the “Threshold”), at which time Seller shall be obligated to indemnify the Buyer Indemnified Persons for all Losses incurred by all the Buyer Indemnified Persons from the first dollar of such Losses, provided, however, that the foregoing shall not apply to Losses arising out of or related to the breach of any representation or warranty made in any Seller Core Representation, or to any misrepresentation or warranty in the event of fraud, intentional misrepresentation or intentional breach; provided, further that such Losses shall not be counted for purposes of determining whether the Threshold has been met or exceeded;

(b)          the maximum liability of Seller under Section 12.2(a) shall not exceed the Cap; provided, however, that the foregoing shall not apply to Losses arising out of or related to the breach of any representation or warranty made in any Seller Core Representation, or to any misrepresentation or warranty in the event of fraud, intentional misrepresentation or intentional breach; provided, further that such Losses shall not be counted for purposes of determining whether the Cap has been met or exceeded; and

(c)          the maximum liability of Buyer and Parent under Section 12.3(a) shall not exceed the Cap; provided, however, that the foregoing shall not apply to Losses arising out of or related to the breach of any representation or warranty made in any Buyer Core Representation, Parent Core Representation or to any misrepresentation or warranty in the event of fraud, intentional misrepresentation or intentional breach; provided, further that such Losses shall not be counted for purposes of determining whether the Cap has been met or exceeded.

12.6         Indemnity Payments. Payments of all amounts owing by an Indemnifying Party under this Article 12 shall be made promptly upon (i) the parties having reached an agreement in writing, (ii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto, or (iii) upon a final adjudication determined by a court of competent jurisdiction in accordance with this Article 12 that an obligation is owing by the Indemnifying Party to the Indemnified Party. Payments of all amounts owing by an Indemnifying Party under this Article 12 shall be made in immediately available funds and on demand; provided, however, that if the Escrow no longer includes any cash amounts (either from the Escrow Amount, the Earnout Escrow Amount, or the interest thereon), the Seller may make payments required to be made under this Article 12 through the delivery of all or a portion of the Indemnification Shares pursuant to the terms of the Escrow Agreement. Indemnification Shares shall be deemed to have a per share value equal to the average closing price of one share of Parent Common Stock on the NASDAQ Global Market for the twenty (20) trading days ending one (1) trading day prior to the date on which such indemnification claim it is finally resolved in accordance with this Article 12 that an obligation is owing by the Indemnifying Party to the Indemnified Party (the “Share Value”). Any payment that is not made within 60 days of the determination that such obligation is owing shall bear interest at a rate of eight percent (8%) per annum, or, if less, the maximum rate permitted by Applicable Laws. The Parties agree that the Share Value has been agreed upon solely for the purpose of satisfying indemnification claims hereunder and that such Share Value may not be the fair market value of each share of Parent Common Stock on such relevant date.  The Indemnifying Party shall reimburse the Indemnified Party for any and all actual and reasonable costs or expenses of any nature or kind whatsoever (including reasonable attorneys’ fees) incurred as the prevailing party in seeking to collect payment under this Article 12, and no limitation in Section 12.5 shall apply to such reimbursement paid or to be paid pursuant to this Section 12.6.

12.7         Indemnity Payments Treated as Adjustments to Purchase Price. Any indemnification received under this Article 12 shall be treated by Buyer, Seller and their respective Affiliates, to the extent permitted by Applicable Laws, as an adjustment to the Purchase Price unless a “final determination” (defined herein) causes any such amount not to constitute an adjustment to the Purchase Price for federal Tax purposes. Solely for purposes of this Section 12.7, “final determination” shall mean (a) any final determination of liability in respect of a Tax that, under Applicable Laws, is not subject to further appeal, review or modification through Proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), or (b) the payment of Tax by Buyer or Seller, whichever is responsible for payment of such Tax under Applicable Law, with respect to any item disallowed or adjusted by a Taxing authority, provided that such responsible Party or Parties determine that no action is required to recoup such payment and the other Party or Parties agree in writing.

12.8         Third Party Beneficiaries. All Persons included within the terms “Buyer Indemnified Persons” and “Seller Indemnified Persons” are intended third party beneficiaries of this Article 12 and shall have the right to enforce the benefits intended to be conferred upon each of them under this Article 12 as though they were parties to this Agreement.

12.9         Remedies. Except as expressly set forth in this Agreement, the indemnification provided for pursuant to this Article 12 shall be the sole and exclusive remedy, whether in contract, in tort, for indemnification, third‑party claims, or otherwise, in connection with this Agreement and the Transactions contemplated hereby. Notwithstanding the foregoing sentence, either Party shall be entitled to such other and further remedies as may exist for equitable relief.

12.10       Construction. Whenever the word “indemnification”, “indemnify” or “indemnified” is used herein with respect to any Indemnified Party’s right to indemnification (or words of correlative meaning) from an Indemnifying Party as provided in this Article 12, then such any Indemnified Party’s right to “indemnification” or to be “indemnified” (or words of correlative meaning) shall be deemed to include the right to be defended or held harmless, and paid and reimbursed, with respect to such matter or claim or loss or Liability as to which the word “indemnification” or “indemnified” or “indemnify” shall apply, except as otherwise expressly provided herein.

ARTICLE 13
MISCELLANEOUS

13.1         Governing Law; Venue. This Agreement shall be subject to, and interpreted by and in accordance with, the laws (excluding conflict of law provisions) of the State of Delaware. This Agreement shall be performable in Delaware, and the exclusive forum for the resolution of any dispute arising out of or related to this Agreement shall be in the state or federal courts in Delaware.

13.2         Waiver of Jury Trial. To the fullest extent permitted by law, each of the Parties irrevocably waives any rights to trial by jury in any action or proceeding between the Parties arising out of or relating to this Agreement and the transactions contemplated hereby.

13.3         Successors and Assigns; No Third-Party Rights. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties; provided, however, that Buyer may assign the rights and obligations of Buyer to an entity without the prior written consent of Seller, so long as such assignee is an Affiliate of Buyer; provided further, however, that no assignment shall relieve Buyer of any Liability hereunder. This Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Except as otherwise provided in Article 12, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors and permitted assigns.

13.4         Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant to this Agreement at Closing and the Non-disclosure Agreement constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof and thereof, and supersede all prior agreements and merge all prior discussions, negotiations, proposals and offers (written or oral) between them, and no Party shall be liable or bound to any other Party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. In the event of a conflict between the terms and provisions of the Non-disclosure Agreement and the terms and provisions of this Agreement, the terms and provisions of this Agreement shall be controlling.

13.5          Notices. All notices or advices required or permitted to be given by or pursuant to this Agreement, shall be given in writing. All such notices and advices shall be: (i) delivered personally, (ii) delivered by facsimile or by email, followed by confirmation mailed by first-class mail or overnight express mail, (iii) delivered by U.S. Registered or Certified Mail, Return Receipt Requested mail, or (iv) delivered for overnight delivery by a nationally recognized overnight courier service. Such notices and advices shall be deemed to have been given (i) the first Business Day following the date of delivery if delivered personally, by facsimile or by email, (ii) on the third Business Day following the date of mailing if mailed by U.S. Registered or Certified Mail, Return Receipt Requested, or (iii) on the date of receipt if delivered for overnight delivery by a nationally recognized overnight courier service. All such notices and advices and all other communications related to this Agreement shall be given as follows:

If to Buyer:	J. Tyler Haahr, Chairman and Chief
Executive Officer
Meta Bank
5501 S. Broadband Lane
Sioux Falls, SD 57018

With a copy (which shall not constitute notice) to:	Mara Glaser McCahan
Katten Muchin Rosenman LLP
2900 K Street, NW
North Tower – Suite 200
Washington, DC 20007
mara.glaser-mccahan@kattenlaw.com

If to Seller

prior to Closing:	M. Brent Turner, Chief Executive Officer
Specialty Consumer Services, L.P.
500 Grapevine Hwy
Hurst, TX 76054

Specialty Consumer Services, L.P.
After the Closing:	c/o M. Brent Turner
6900 Reverchon CT
Colleyville, TX 76034

With a copy (which shall not constitute notice) to:	Todd J. Emmerman
Brown Rudnick LLP
Seven Times Square
New York, NY 10036
temmerman@brownrudnick.com

or to such other address as the Party may have furnished to the other Parties in accordance herewith, except that notice of change of addresses shall be effective only upon receipt.

13.6         Amendments and Waivers. Except as expressly provided in this Agreement, neither this Agreement nor any term of this Agreement may be amended, waived, discharged or terminated other than by a written instrument signed by the Party against whom enforcement of any such amendment, waiver, discharge or termination is sought. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

13.7         Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original. This Agreement shall become effective only when all of the Parties shall have executed and delivered the original or counterpart hereof. This Agreement may be executed in any number of counterparts and delivered by facsimile transmission or email transmission in portable document format (.pdf). Electronically delivered signatures shall be binding for all intents and purposes unless expressly stated otherwise.

13.8         Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

13.9         Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

13.10       Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. All plural nouns and pronouns shall be deemed to include the singular case thereof where the context requires, and vice versa. All pronouns shall be gender neutral unless the context otherwise requires. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” means including without limitation.

13.11       Payment of Transaction Fees. Except as otherwise expressly provided in this Agreement: (i) Buyer will bear its own costs and expenses (including legal and advisory fees and expenses) incurred in connection with this Agreement, and the transactions contemplated by this Agreement including those incurred in connection with filing any regulatory notices or applications, and (ii) Seller will bear the Seller Transaction Expenses.

13.12       Waiver of Compliance with Bulk Sales Laws. Buyer and Seller hereby waive compliance by them in connection with the transactions contemplated by this Agreement with the provisions of Article 6 of the Uniform Commercial Code as adopted in states where any of the Acquired Assets are located, and any other applicable bulk sales laws with respect to or requiring notice to any of Seller’s creditors or taxing authorities and any related withholding requirements, in effect as of the date of Closing.

13.13       Next Business Day. In the event that any Party is required by this Agreement to perform any action or delivery on a Saturday, Sunday or any holiday observed by the Federal Reserve, such Party may perform the action or delivery on the following Business Day.

13.14       Public Statements or Releases. Each of the Parties agrees that no Party will make, issue or release any public announcement, statement or acknowledgment of the existence of, or reveal the status of, this Agreement or the Transactions, without first obtaining the consent of the other Parties (which consent shall not be unreasonably withheld, delayed or conditioned). Notwithstanding the foregoing, nothing contained in this Section 13.14 shall prevent any Party from making such disclosures as such Party may consider necessary, after consulting with its counsel, to satisfy such Party’s legal or contractual obligations, including applicable requirements of any stock exchange or Applicable Laws (including the Securities Act, the Exchange Act, or rules or regulations promulgated by the SEC), and in such case, such Party will, to the extent consistent with timely compliance with such requirement, consult with the other Party prior to making the required release, announcement or statement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

PARENT:

Meta Financial Group, Inc.

By:	/s/ Glen W. Herrick
Name: Glen W. Herrick
Title: Executive Vice President and Chief Financial Officer

BUYER:

MetaBank

By:	/s/ Glen W. Herrick
Name: Glen W. Herrick
Title: Executive Vice President and Chief Financial Officer

SELLER:

Specialty Consumer Services LP

By: Consumer Strategies, LLC, its general partner

By:	/s/ M. Brent Turner
Name: M. Brent Turner
Title: Managing Member